   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 4, 2002.

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------
                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                           KING PHARMACEUTICALS, INC.
                             ---------------------
             (Exact name of registrant as specified in its charter)

               TENNESSEE                                                                         54-1684963
    (State or other jurisdiction of                                                           (I.R.S. Employer
     incorporation or organization)                                                        Identification Number)

                                501 FIFTH STREET
                            BRISTOL, TENNESSEE 37620
                                 (423) 989-8000
                             ---------------------
   (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------
                              JEFFERSON J. GREGORY
                           KING PHARMACEUTICALS, INC.
                                501 FIFTH STREET
                            BRISTOL, TENNESSEE 37620
                                 (423) 989-8000
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                             ---------------------
                                   COPIES TO:

                  JOHN A. A. BELLAMY, ESQ.                                      LINDA M. CROUCH, ESQ.
                 KING PHARMACEUTICALS, INC.                               BAKER DONELSON BEARMAN & CALDWELL
                      501 FIFTH STREET                                          SUNTRUST BANK BUILDING
                  BRISTOL, TENNESSEE 37620                                 207 MOCKINGBIRD LANE, SUITE 300
                       (423) 989-8000                                       JOHNSON CITY, TENNESSEE 37604
                                                                                    (423) 928-0181

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement as determined in light of market conditions and other factors.
    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
    If any of the securities registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
                                                     PROPOSED        PROPOSED MAXIMUM     PROPOSED MAXIMUM
             TITLE OF EACH CLASS OF                AMOUNT TO BE       OFFERING PRICE         AGGREGATE
          SECURITIES TO BE REGISTERED               REGISTERED         PER UNIT(1)       OFFERING PRICE(1)   REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------
2 3/4% Convertible Debentures due November 15,
  2021..........................................   $345,000,000            100%             $345,000,000          $31,740
Common Stock, no par value, including Preferred
  Stock Purchase Rights.........................        (2)                (3)                  (3)                 (3)
Guarantees of Convertible Debentures............        --                  --                   --                 (4)
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for purposes of calculating the registration fee. The debentures were issued at an original issue discount price of 100% of the principal amount, which represents an aggregate issue price of $345,000,000.
(2) Registered hereon also are an indeterminate number of shares of common stock issuable upon conversion of the debentures, including associated Preferred Stock Purchase Rights. The debentures are initially convertible into shares of common stock at a price of $50.16 per share, subject to adjustments under certain circumstances. Thus, initially, the number of shares of common stock issuable upon conversion of the debentures is 6,877,990. Pursuant to Rule 416 under the Securities Act, such number of shares of common stock registered hereby shall include an indeterminate number of shares of common stock that may be issued in connection with a stock split, stock dividend, recapitalization or similar event or adjustment in the number of shares issuable as provided in the indenture governing the debentures.
(3) The shares of common stock issuable upon conversion of the debentures will be issued for no additional consideration, and therefore no registration fee is required pursuant to Rule 457(i).
(4) Pursuant to Rule 457(n) under the Securities Act of 1933, no separate fee for the guarantees is payable.
                             ---------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER
TO SELL THESE SECURITIES AND IT IS NOT                          SOLICITING AN
OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 Subject to completion dated February 4, 2002.

                                  $345,000,000

                          (KING PHARMACEUTICALS LOGO)

                           KING PHARMACEUTICALS, INC.
              2 3/4% Convertible Debentures due November 15, 2021

                               ------------------

    This prospectus relates to the offering for resale of King Pharmaceuticals, Inc. 2 3/4% Convertible Debentures due November 15, 2021 and the shares of our common stock issuable upon conversion of the debentures, including preferred stock purchase rights associated with our common stock.

    We issued the debentures in a private placement in November 2001 at par. This prospectus will be used by selling securityholders to resell their debentures and shares of our common stock issuable upon conversion of their debentures. We will not receive any proceeds from sales by the selling securityholders.

    The debentures are unsecured unsubordinated obligations of King Pharmaceuticals, Inc, and the payment of principal, premium and interest are guaranteed by our domestic subsidiaries on a joint and several basis. The debentures accrue interest at an initial rate of 2 3/4%, which will be reset (but not below 2 3/4% or above 4 1/2%) on May 15, 2006, May 15, 2011 and May 15, 2016. We will pay interest on the debentures on May 15 and November 15 of each year. The first interest payment will be made on May 15, 2002. The debentures are eligible for trading in The Portal(SM) Market, a subsidiary of The Nasdaq Stock Market, Inc.

    On or after November 20, 2006, we may redeem for cash all or part of the debentures that have not previously been converted or repurchased at a price equal to 100% of the principal amount of the debentures plus accrued interest up to but not including the date of redemption. Holders may require us to repurchase for cash all or part of their debentures on November 15, 2006, November 15, 2011 or November 15, 2016, at a price equal to 100% of the principal amount of the debentures plus accrued interest up to but not including the date of repurchase. In addition, upon a change of control (as defined herein), each holder may require us to repurchase for cash all or a portion of the holder's debentures.

    Holders may surrender their debentures for conversion into shares of King common stock, no par value per share, at the conversion price (initially $50.16 per share and subject to certain adjustments) if any of the following conditions is satisfied:

    - if the closing sale price of King common stock, for at least 20 trading days in the 30 trading day period ending on the trading day prior to the date of surrender, exceeds 110% of the conversion price per share of King common stock on that preceding trading day;

    - if we have called the debentures for redemption; or

    - upon the occurrence of specified corporate transactions.

    Our common stock is listed on the New York Stock Exchange under the symbol "KG." On January 30, 2002, the last reported sale price for our common stock was $37.85 per share.

    INVESTING IN THE DEBENTURES INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 6.

                                  PRICE: 100%
             plus accrued interest, if any, from November 7, 2001.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               The date of this prospectus is            , 2002.

                               TABLE OF CONTENTS

                                       PAGE
ABOUT THIS PROSPECTUS................     i
SUMMARY..............................     1
RISK FACTORS.........................     6
A WARNING ABOUT FORWARD-LOOKING
  STATEMENTS.........................    21
SELECTED CONSOLIDATED FINANCIAL
  DATA...............................    23
USE OF PROCEEDS......................    24
PRICE RANGE OF COMMON STOCK AND
  DIVIDEND POLICY....................    24
RATIOS OF EARNINGS TO FIXED
  CHARGES............................    25

                                       PAGE
CAPITALIZATION.......................    26
DESCRIPTION OF DEBENTURES............    27
CERTAIN UNITED STATES FEDERAL INCOME
  TAX CONSIDERATIONS.................    41
SELLING SECURITYHOLDERS..............    49
PLAN OF DISTRIBUTION.................    52
LEGAL MATTERS........................    54
EXPERTS..............................    54
WHERE YOU CAN FIND MORE
  INFORMATION........................    54

                           -------------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, which we refer to in this prospectus as the "SEC," utilizing a "shelf" registration process or continuous offering process. Under this shelf registration process, the selling securityholders may, from time to time, sell the securities described in this prospectus in one or more offerings.

     This prospectus provides you with a general description of the securities which may be offered by the selling securityholders. Each time a selling securityholder sells securities, the selling securityholder is required to provide you with a prospectus and a prospectus supplement containing specific information about the selling securityholder and the terms of the securities being offered. That prospectus supplement may include additional risk factors or other special considerations applicable to those securities. Any prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under "Where You Can Find More Information."

                                    SUMMARY

     This summary highlights what we believe to be the most important information about the company and the offering. Because this is a summary, it does not contain all the information that may be important to you. To understand our business and this offering fully, you should read the entire prospectus carefully, including the Risk Factors section beginning on page 6, and the documents incorporated by reference into this prospectus. Unless the context otherwise indicates, references in this prospectus to "we," "us," "our" and "King" refer to King Pharmaceuticals, Inc. and its direct and indirect subsidiaries.

                                   WHO WE ARE

     King is a vertically integrated pharmaceutical company that manufactures, markets and sells primarily branded prescription pharmaceutical products. By "vertically integrated," we mean that we have the capabilities of a major pharmaceutical company, including:

     - sales and marketing,

     - manufacturing,

     - packaging,

     - distribution,

     - quality control and assurance,

     - regulatory affairs, and

     - research and development.

Through a national sales force of approximately 715 representatives and marketing alliances, we market our branded pharmaceutical products to general/family practitioners, internal medicine physicians, cardiologists, endocrinologists, pediatricians, obstetrician/gynecologists and hospitals across the United States and in Puerto Rico.

     Our primary business strategy is to acquire established branded pharmaceutical products and to increase their sales through focused marketing and promotion and product life cycle management. By "product life cycle management," we mean the extension of the life of a product, including seeking and gaining all necessary related governmental approvals, by such means as:

     - securing U.S. Food and Drug Administration approved new label indications,

     - developing and producing different strengths,

     - producing different package sizes,

     - developing new dosages, and

     - developing new product formulations.

     We acquire branded products from larger pharmaceutical companies. These companies sell products for various reasons including limiting their costs or eliminating duplicate products. We also seek attractive company acquisitions which add products or products in development, technologies or sales and marketing capabilities to our key therapeutic areas or that otherwise compliment our operations.

                                  THE OFFERING

Debentures......................   $345,000,000 aggregate principal amount of
                                   our 2 3/4% Convertible Debentures due
                                   November 15, 2021.

Interest........................   We pay interest on the debentures
                                   semiannually on May 15 and November 15,
                                   commencing on May 15, 2002. The debentures accrue interest at an initial rate of 2 3/4% per annum, which will be reset on May 15, 2006, May 15, 2011 and May 15, 2016 at a rate per annum equal to the interest rate payable
                                   120 days prior to such reset date on 5-year
                                   U.S. Treasury Notes minus 0.78%. In no event, however, will the interest rate be reset below 2 3/4% or above 4 1/2% per annum.

Maturity of Debentures..........   November 15, 2021.

Conversion Rights...............   Holders may convert their debentures into
                                   King common stock if the closing sale price of the King common stock, for at least 20 trading days in the 30 trading day period ending on the trading day prior to the date of conversion, exceeds 110% of the conversion price per share of King common stock on that preceding trading day. Even if the foregoing condition is not satisfied, debentures or portions of debentures in integral multiples of $1,000 principal amount called for redemption may be surrendered for conversion until the close of business that is two days prior to the redemption date. In addition, if we make a significant distribution to holders of our common stock or if we are a party to specified consolidations, mergers or transfers or leases of all or substantially all of our assets, holders may surrender debentures for conversion as provided in "Description of Debentures -- Conversion
                                   Rights." The ability to surrender debentures for conversion will expire at the close of business on November 15, 2021, unless the debentures previously have been redeemed or purchased.

Guaranties......................   The payment of the principal, premium and
                                   interest on the debentures is guaranteed by our domestic subsidiaries as described under "Description of Debentures -- Guaranties."

Ranking.........................   The debentures are our unsecured
                                   unsubordinated obligations and rank equal in right of payment with all of our existing and future unsecured and unsubordinated indebtedness. The subsidiary guaranties are unsecured unsubordinated obligations of the subsidiary guarantors and rank equal in right of payment with all existing and future unsecured unsubordinated indebtedness of those subsidiary guarantors. The indenture for the debentures does not contain restrictions on the incurrence of indebtedness, including additional senior indebtedness, by us or our subsidiaries.

Sinking Fund....................   None.

Redemption of Debentures at the
Option of King..................   We may redeem all or a portion of the
                                   debentures for cash at any time on or after November 20, 2006, at a price equal to 100% of the principal amount of the debentures plus accrued interest up to but not including the date of redemption. For more information about redemption, see the section entitled
                                   "Description of Debentures -- Redemption of
                                   Debentures at the Option of King."

Purchase of the Debentures at
the Option of the Holder........   Holders may require us to purchase for cash
                                   all or a portion of their debentures on
                                   November 15, 2006, November 15, 2011 and
                                   November 15, 2016 for a price equal to 100% of the principal amount of the debentures being repurchased, together with interest to, but excluding, the date of repurchase. For more information about the purchase of debentures at the option of the holder, see the section entitled "Description of
                                   Debentures -- Purchase of Debentures at the
                                   Option of the Holder."

Change of Control...............   If a change of control (as defined herein)
                                   occurs, each holder of debentures will have the right, at the holder's option, to require us to repurchase all or a portion of such holder's debentures at a purchase price equal to 100% of the principal amount thereof, plus accrued interest.

Events of Default...............   If there is an event of default on the
                                   debentures, the principal amount of the
                                   debentures plus accrued interest may be
                                   declared immediately due and payable. These amounts automatically become due and payable in certain circumstances.

Use of Proceeds.................   We will not receive any of the proceeds from
                                   any of the resales of the debentures or
                                   shares of our common stock issuable upon conversion of the debentures.

DTC Eligibility.................   The debentures have been issued in book-entry
                                   form and are represented by permanent global certificates deposited with a custodian for and registered in the name of the nominee of The Depository Trust Company, which we refer to in this prospectus as the "DTC," in New
                                   York, New York. Beneficial interests in any such securities will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in limited circumstances.
                                   For more information, see the section
                                   entitled "Description of Debentures -- Book-
                                   Entry Delivery and Form."

United States Federal Income Tax
Considerations..................   We will treat the debentures as indebtedness
                                   subject to the U.S. Treasury regulations governing contingent payment debt instruments. Each holder will agree, for U.S.
                                   federal income tax purposes, to treat the debentures as "contingent payment debt instruments" and to be bound by our application of the Treasury regulations that govern contingent payment debt instruments, including our determination that the rate at which interest will be deemed to accrue for federal income tax purposes will be 7.75%, compounded semiannually which is comparable to the rate at which we have determined we would borrow on a noncontingent, nonconvertible borrowing with terms and conditions otherwise comparable to the debentures (including the term, timing of payments and general market conditions).
                                   Accordingly, each holder will be required to accrue interest on a constant yield to maturity basis at an annual rate of 7.75% compounded semiannually, with the result that a holder will recognize taxable income significantly in excess of any cash received while the debentures are outstanding. In addition, a holder will recognize ordinary income upon a conversion of a debenture into our common stock equal to the excess, if any, between the amount of cash plus the value of our common stock received on the conversion and the holder's adjusted tax basis in a debenture. A holder's adjusted tax basis in a debenture should generally be equal to the sum of the original purchase price of the holder's debenture and accrued but unpaid interest, decreased by the amount of any projected payments previously made on the debentures. However, there is some uncertainty as to the proper application of the Treasury regulations that govern contingent payment debt instruments to a holder of a debenture, and if our treatment were successfully challenged by the Internal
                                   Revenue Service, it might be determined that, among other differences, a holder should have accrued interest income at a lower rate and/or at different times, should not have recognized gain or loss upon a conversion and should have recognized capital rather than ordinary income or loss upon a taxable disposition of its debenture.

                                   HOLDERS SHOULD CONSULT THEIR TAX ADVISORS
                                   REGARDING THE TAX TREATMENT OF THE DEBENTURES AND WHETHER A PURCHASE OF THE DEBENTURES IS ADVISABLE IN LIGHT OF THE AGREED UPON TAX TREATMENT AND THE HOLDER'S PARTICULAR TAX SITUATION.

Transfer Restrictions...........   The debentures and the shares of King common
                                   stock issuable upon conversion of the
                                   debentures are being registered under the Securities Act of 1933, as amended, which we refer to in this prospectus as the "Securities Act," on the registration statement to which this prospectus relates.
                                   Until they are so registered, the debentures and such shares of King common stock may not be offered or sold except pursuant to an exemption from or in transactions not subject to the registration requirements of the Securities Act and applicable state laws.

Registration Rights.............   We have filed with the SEC a shelf
                                   registration statement for the resale of the debentures and King common stock issuable upon conversion of the debentures under a registration rights agreement. Upon our failure to comply with certain of our obligations under the registration rights agreement, additional interest will be payable on the debentures.

                                  OUR ADDRESS

     King Pharmaceuticals, Inc. was incorporated in the State of Tennessee in 1993. Our principal executive offices are located at 501 Fifth Street, Bristol, Tennessee 37620. Our telephone number is (423) 989-8000 and our facsimile number is (423) 274-8677.

                              RECENT DEVELOPMENTS

Recent Offerings

     During November we raised a total of $1.03 billion in public and private offerings. We raised a total of $345.0 million from the issuance of our 2 3/4% convertible debentures in a Rule 144A private offering to qualified institutional buyers. We also raised a total of approximately $683.7 million in a public equity offering pursuant to a shelf registration statement declared effective on September 25, 2001 from the sale of 17,992,000 shares at an offering price of $38.00 per share. Our net proceeds after payment of all related expenses was approximately $993.7 million from these offerings.

Debt Redemption

     On December 12, 2001, we completed a cash tender offer for approximately $96.3 million in principal amount of our outstanding 10 3/4% Senior Subordinated Notes due 2009 (which constituted all but $93,000 in principal amount of the outstanding notes). The tender offer yield and the tender offer consideration per $1,000 principal amount of notes were 4.061% and $1,167.04, respectively. Holders of notes who tendered prior to 5:00 p.m., Eastern Standard Time, on November 27, 2001 (the expiration date of the consent solicitation period) also received a consent payment of $20.00 per $1,000 principal amount of notes.

Tigan NDA Approval

     On December 13, 2001, the U.S. Food and Drug Administration approved our new drug application for Tigan(R) (trimethobenzamide hydrocloride) 300mg capsules. Tigan(R) is indicated for the treatment of post-operative nausea and vomiting and for nausea associated with gastroenteritis.

                                  RISK FACTORS

     Before you purchase our securities, you should carefully consider the risks described below and the other information contained and incorporated by reference in this prospectus, including our financial statements and related notes. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the adverse events described in this "Risk Factors" section actually occurs, our business, results of operations and financial condition could be materially adversely affected, the trading price, if any, of our securities could decline and you might lose all or part of your investment.

RISKS RELATED TO THE DEBENTURES

THE DEBENTURES ARE UNSECURED AND CONTAIN NO FINANCIAL COVENANTS.

     The debentures are unsecured and contain no financial covenants or restrictions on the payment of dividends. The debentures are guaranteed by our domestic subsidiaries, and we currently have no foreign subsidiaries. The debentures and the guaranties are effectively subordinated to our secured indebtedness, to the extent of the value of the collateral.

     The indenture does not prohibit us or our subsidiaries from incurring additional debt, and the incurrence of additional debt and other liabilities by us or our subsidiaries could adversely affect our ability to pay our obligations on the debentures. The indenture does not restrict the issuance or repurchase of securities by us or our subsidiaries and contains no covenants or other provisions to afford you protection in the event of a highly leveraged transaction, such as a leveraged recapitalization, that would increase the level of our indebtedness, or a change in control, except as described under "Description of Debentures -- Repurchase at Option of Holder Upon a Change of Control."

AN ACTIVE TRADING MARKET FOR THE DEBENTURES MAY NOT DEVELOP.

     There is no established trading market for the debentures. We cannot assure you that any market for the debentures will develop or, if one does develop, as to the liquidity or sustainability of such market, the ability of holders to sell their debentures or the price at which holders will be able to sell their debentures. Future trading prices of the debentures will depend on many factors, including, among other things, prevailing interest rates, our operating results, the price of our common stock and the market for similar securities. The debentures are eligible for trading on the PORTAL market. However, we do not intend to apply for listing of the debentures on any securities exchange.

WE MAY NOT BE ABLE TO RAISE THE FUNDS NECESSARY TO FINANCE A CHANGE IN CONTROL PURCHASE OR A PURCHASE AT THE OPTION OF THE HOLDER.

     Holders of the debentures may require us to purchase their debentures for cash on November 15, 2006, November 15, 2011 and November 15, 2016 and upon the occurrence of specific kinds of changes of control as described herein. It is possible that we would not have sufficient funds at that time to make the required purchase of debentures with cash. For more information on these purchase requirements, see the sections entitled "Description of Debentures -- Purchase of Debentures at the Option of the Holder" and "-- Repurchase at Option of Holder Upon a Change of Control."

HOLDING DEBENTURES IN THE FORM OF GLOBAL SECURITIES MAY IMPAIR YOUR ABILITY TO HAVE SECURITIES REGISTERED IN YOUR OWN NAME OR OTHERWISE BE RECOGNIZED AS A HOLDER.

     As an indirect holder, an investor's rights relating to a global security will be governed by the account rules of the investor's financial institution and of the depositary, as well as general laws relating to securities transfers. We do not recognize this type of investor as a holder of securities and instead deal only with the depositary that holds the global security.

     You should be aware that if debentures are issued only in the form of global securities:

     - You cannot get securities registered in your own name.

     - You cannot receive physical certificates for your interest in the securities.

     - You will be a "street name" holder and must look to your own bank or broker for forwarding payments on the securities and protection of your legal rights relating to the securities.

     - You may not be able to sell interests in the securities to some insurance companies and other institutions that are required by law to own their securities in the form of physical certificates.

     - The depositary's policies will govern payments, transfers, exchange and other matters relating to your interest in the global security. We and the trustee have no responsibility for any aspect of the depositary's actions or for its records of ownership interests in the global security.

     We and the trustee also do not supervise the depositary in any way.

     Payment for purchases and sales in the market for corporate bonds and notes is generally made in next-day funds. In contrast, the depositary will usually require that interests in a global security be purchased or sold within its system using same-day funds. This difference could have some effect on how global security interests trade, but we do not know what that effect will be.

HOLDERS WILL RECOGNIZE TAXABLE INCOME IN EXCESS OF CASH RECEIVED.

     Each holder will be required to accrue interest on a constant yield to maturity basis at a rate of 7.75% compounded semiannually, with the result that a holder will recognize taxable income significantly in excess of any cash received while the debentures are outstanding. In addition, a holder will recognize ordinary income upon a conversion of a debenture into our common stock equal to the excess, if any, between the amount of cash plus the value of our common stock received on the conversion and the holder's adjusted tax basis in a debenture. A holder's adjusted tax basis in a debenture should generally be equal to the sum of the original purchase price of the holder's debenture and accrued but unpaid interest, decreased by the amount of any projected payments previously made on the debentures. For more information, see the section entitled "Certain United States Federal Income Tax Considerations."

FEDERAL AND STATE STATUTES ALLOW COURTS, UNDER SPECIFIC CIRCUMSTANCES, TO VOID GUARANTIES.

     Under federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a subsidiary guaranty could be voided, or claims in respect of the guaranty could be subordinated to all other debts of that subsidiary guarantor if, among other things, the subsidiary guarantor, at the time it incurred the indebtedness evidenced by its guaranty:

     - received less than reasonably equivalent value or fair consideration for its guaranty and was insolvent or was rendered insolvent by reason of such incurrence;

     - was engaged in a business or transaction for which the guarantor's remaining assets constituted unreasonably small capital; or

     - intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

In addition, any payment by such subsidiary guarantor pursuant to its guaranty could be voided and required to be returned to such guarantor, or to a fund for the benefit of the creditors of the subsidiary guarantor. If the subsidiary guaranties are not enforceable, the debentures would be effectively junior in ranking to all liabilities of the subsidiary guarantors.

     The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a subsidiary guarantor would be considered insolvent if:

     - the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all of its assets;

     - the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

     - it could not pay its debts as they become due.

RISKS RELATED TO OUR BUSINESS

IF SALES OF OUR MAJOR PRODUCTS OR ROYALTY PAYMENTS TO US DECREASE, OUR RESULTS OF OPERATIONS COULD BE ADVERSELY AFFECTED.

     Altace(R) accounted for approximately 32% of our net sales for the nine months ended September 30, 2001, and Altace(R), Lorabid(R), Levoxyl(R), Thrombin-JMI(R), and royalty revenues collectively accounted for approximately 60% of our net sales during the same period. We believe that sales of these products will continue to constitute a significant portion of our total revenues for the foreseeable future. Accordingly, any factor adversely affecting sales of any of these products or products for which we receive royalty payments could have a material adverse effect on our business, financial condition, results of operations and cash flows.

WE MAY NOT ACHIEVE OUR INTENDED BENEFITS FROM THE MARKETING ALLIANCE WITH AMERICAN HOME PRODUCTS CORPORATION FOR THE PROMOTION OF ALTACE(R).

     We entered into a marketing alliance with American Home Products Corporation for Altace(R). We call this marketing alliance the "Co-Promotion Agreement." We entered into this alliance partially because we believed a larger pharmaceutical company with more sales representatives and, in our opinion, with substantial experience in the promotion of pharmaceutical products to physicians would significantly increase the sales revenue potential of Altace(R). By efficiently co-marketing the new indications for Altace(R) which were approved by the U.S. Food and Drug Administration, which we refer to as the "FDA," on October 4, 2000, we intend to increase the demand for the product. In the agreement, both of us have incentives to maximize the sales and profits of Altace(R) and to optimize the marketing of the product by coordinating our promotional activities.

     Under the Co-Promotion Agreement, American Home Products and we agreed to establish an annual budget of marketing expenses to cover, among other things, direct-to-consumer advertising, such as television advertisements and advertisements in popular magazines and professional journals. One of the goals of the direct-to-consumer advertising campaign is to encourage the targeted audience to ask their own physicians about Altace(R) and whether it might be of benefit for them. The direct-to-consumer campaign may not be effective in achieving this goal. Furthermore, the direct-to-consumer advertising campaign has not yet begun and the date for its launch is yet to be determined. Physicians may not prescribe Altace(R) for their patients to the extent we might otherwise hope if patients for whom Altace(R) is indicated do not ask their physicians about Altace(R).

     It is possible that we or American Home Products or both of us will not be successful in effectively promoting Altace(R) or in optimizing its sales. The content of agreed-upon promotional messages for Altace(R) may not sufficiently convey the merits of Altace(R) and may not be successful in convincing physicians to prescribe Altace(R) instead of other angiotensin converting enzyme, or "ACE," inhibitors or competing therapies. The targets for sales force staffing, the number and frequency of details to physicians and the physicians who are called upon may be inadequate to realize our expectations for the revenues from Altace(R). Neither we nor American Home Products may be able to overcome the perception by physicians of a class effect, which we discuss below. Further, developments in technologies, the introduction of other products or new therapies may make it more attractive for American Home Products to concentrate on the promotion of a product or products other than Altace(R) or to lessen its emphasis on the marketing of Altace(R). Our strategic decisions in dealing with managed health care organizations may not prove to be correct and we could consequently lose sales in this market to competing ACE inhibitor products or alternative therapies. If any of these situations occur, they could have a material adverse effect on our business, financial condition, results of operations and cash flows.

IF OUR BRISTOL FACILITY IS NOT QUALIFIED AS A MANUFACTURING AND PACKAGING SITE FOR ALTACE(R) OR IF THERE IS AN INTERRUPTION IN THE SUPPLY OF RAW MATERIAL FOR ALTACE(R), THE DISTRIBUTION, MARKETING AND SUBSEQUENT SALES OF THE PRODUCT COULD BE ADVERSELY AFFECTED.

     We are currently working to qualify our Bristol facility as a manufacturing and packaging site for Altace(R). While Aventis Pharmaceuticals, Inc. (USA), successor to Hoechst Marion Roussel, Inc. from which we purchased Altace(R), will remain as a supplier of the finished Altace(R) product to us, we intend our Bristol facility to ultimately be the primary source for the manufacture and packaging of Altace(R) for us. If we are unable to secure the approval of our Bristol facility as a manufacturing and packaging site or do not do so in a timely manner, we may not be able to meet the anticipated demand for Altace(R). While Aventis (USA) will remain an alternative or back-up supplier of Altace(R), if we encounter delays or difficulties with the approval of our Bristol facility as a site for the manufacture and packaging of Altace(R), the distribution, marketing and subsequent sales of Altace(R) nonetheless could be adversely affected. If we are delayed or unsuccessful in securing approval of the Bristol facility as a supplier, we might not be able to make alternative supply arrangements for additional amounts of the finished product at commercially reasonable rates, if at all.

     When we have qualified our Bristol facility as a manufacturing and packaging site for Altace(R), Aventis Pharma Deutscheland GmbH (Germany) will continue to be our single supplier of ramipril, the active ingredient in Altace(R). Because the manufacture of ramipril is a patented process, we cannot secure the raw material from another source. Aventis (USA) currently manufactures and packages Altace(R) for us for sales in the United States and for itself for distribution outside of the United States. Any interruptions or delays in receiving the finished product or raw material used for the future production of Altace(R) could have a material adverse effect on our business, financial condition, results of operations and cash flows. We have entered into a supply agreement with Aventis (Germany) and we believe that it adequately protects our supply of raw material, but there can be no guarantee that there will not be interruptions or delays in the supply of the raw material.

SALES OF ALTACE(R) MAY BE AFFECTED BY THE PERCEPTION OF A CLASS EFFECT, AND ALTACE(R) AND OUR OTHER PRODUCTS MAY BE SUBJECT TO VARIOUS SOURCES OF COMPETITION FROM ALTERNATE THERAPIES.

     Although the FDA has approved new indications for Altace(R), we may be unable to meet investors' expectations regarding sales of Altace(R) due to a perceived class effect or the inability to market Altace(R)'s new uses and indications effectively.

     All prescription drugs currently marketed by pharmaceutical companies may be grouped into existing drug classes, but the criteria for inclusion vary from class to class. For some classes, specific biochemical properties may be the defining characteristic. For example, Altace(R) (ramipril) is a member of a class of products known as ACE inhibitors because ramipril is one of several chemicals that inhibits the production of enzymes that convert angiotensin, which could otherwise lead to hypertension.

     When one drug from a class is demonstrated to have a particularly beneficial or previously undemonstrated effect (e.g., the benefit of Altace(R) as shown by the Heart Outcomes Prevention Evaluation, which we refer to as the "HOPE trial"), marketers of other drugs in the same class (for example, other ACE inhibitors) will represent that their products offer the same benefit simply by virtue of membership in the same drug class. Consequently, other companies with ACE inhibitors that compete with Altace(R) will represent that their products are equivalent to Altace(R). By doing so, these companies will represent that their products offer the same efficacious results demonstrated by the HOPE trial. Regulatory agencies do not decide whether products within a class are quantitatively equivalent in terms of efficacy or safety. Because comparative data among products in the same drug class are rare, marketing forces often dictate a physician's decision to use one ACE inhibitor over another. We may not be able to overcome other companies' representations that their ACE inhibitors will offer the same benefits as Altace(R) as demonstrated by the HOPE trial. As a result, sales of Altace(R) may suffer from the perception of a class effect.

     Currently, there is no generic form of Altace(R) available. That is, there is no product that has the same active ingredient as Altace(R). Although no generic substitute for Altace(R) has been approved by the FDA, there are other ACE inhibitors whose patents have expired or will expire in the next few years and there are generic forms of other ACE inhibitors. Also, there are different therapeutic agents that may be used to treat certain conditions treated by Altace(R). For example, the group of products known as beta-blockers, calcium channel blockers and diuretics, may be prescribed to treat certain conditions that Altace(R) is used to treat. New ACE inhibitors, increased sales of generic forms of other ACE inhibitors or of other therapeutic agents that compete with Altace(R) may adversely affect the sales of Altace(R).

OUR MARKETING ALLIANCE WITH AMERICAN HOME PRODUCTS FOR ALTACE(R) COULD BE TERMINATED BEFORE WE REALIZE ALL OF THE BENEFITS OF THE AGREEMENT OR IT COULD BE ASSIGNED TO ANOTHER COMPANY BY AMERICAN HOME PRODUCTS OR AMERICAN HOME PRODUCTS COULD MARKET A COMPETING PRODUCT.

     Our exclusive Co-Promotion Agreement for Altace(R) with Wyeth-Ayerst Laboratories, a division of American Home Products Corporation, could be terminated before we realize all of the benefits of the agreement. American Home Products and we each have the right to terminate the agreement if annualized net sales of Altace(R) have not reached $300.0 million by October 4, 2003. There are other reasons why either American Home Products or we could terminate the Co-Promotion Agreement. If the Co-Promotion Agreement is terminated for any reason, we may not realize increased sales which we believe may result from the expanded promotion of Altace(R). If we must unwind our marketing alliance efforts because of the reasons mentioned above, there may be a material adverse effect on the sales of Altace(R).

     If another company were to acquire, directly or indirectly, over 50% of the combined voting power of American Home Products' voting securities or more than half of its total assets, then American Home Products could assign its rights and obligations under the Altace(R) Co-Promotion Agreement to a successor without our prior consent. However, a successor would be required to first assume in writing the obligations of American Home Products under the Co-Promotion Agreement before the rights of American Home Products were assigned to it. Another party might not market Altace(R) as effectively or efficiently as American Home Products did. Also, a company which acquires

American Home Products might not place as much emphasis on the Co-Promotion Agreement, might expend fewer marketing resources, such as a fewer number of sales representatives, than American Home Products did, or might have less experience or expertise in marketing pharmaceutical products to physicians. In any of these cases, there may be a material adverse effect on the sales of Altace(R).

     When feasible, American Home Products must give us six months' written notice of its intent to sell, market or distribute any product competitive with Altace(R). Under the Co-Promotion Agreement, a product competes with Altace(R) if it is an ACE inhibitor, an angiotensin II receptor blocker, which we refer to as an "ARB," or an ACE inhibitor or ARB in combination with other cardiovascular agents in a single product. However, an ARB alone or in combination with other cardiovascular agents competes with Altace(R) only if the level of promotional effort used by American Home Products for the ARB is greater than 50% of that applied to Altace(R). A product would not compete with Altace(R) if in the last 12 months it had net sales of less than $100.0 million or 15% of net sales of Altace(R), whichever was higher. Also, a product would not compete with Altace(R) under the Co-Promotion Agreement if the product were acquired by American Home Products through a merger with or acquisition by a third party and the product was no longer actively promoted by American Home Products or its successor through detailing the product to physicians.

     Once we have been notified in writing of American Home Products' intent to market, sell or distribute a competing product, then American Home Products has 90 days to inform us as to whether it intends to divest its interest in the competing product. If American Home Products elects to divest the competing product, it must try to identify a purchaser and to enter into a definitive agreement with the purchaser as soon as practicable. If American Home Products elects not to divest the competing product or fails to divest the product within one year of providing notice to us of its plan to divest the competing product, then both of us must attempt to establish acceptable terms under which we would together market the competing product for the remaining term of our Altace(R) Co-Promotion Agreement. Alternatively, American Home Products and we could agree upon another commercial relationship, such as royalties payable to us for the sale of the competing product, or we could agree to adjust the promotion fee we pay to American Home Products for the marketing of Altace(R). If American Home Products and we are unable to establish acceptable terms under any of these options, then we have the option at our sole discretion to reacquire all the marketing rights to Altace(R) and terminate the Co-Promotion Agreement upon 180 days' prior written notice to American Home Products. In the event we decided to reacquire all the marketing rights to Altace(R) we would be obligated to pay American Home Products an amount of cash equal to twice the net sales of Altace(R) in the United States for the 12 month period preceding the reacquisition. Such a decision could have a material effect on our business, financial condition, the results of our operations and cash flows.

OUR SALES OF LEVOXYL(R) COULD BE AFFECTED BY FUTURE ACTIONS OF THE FDA AND BY UNCERTAINTY IN THE LEVOTHYROXINE SODIUM PRODUCT MARKET.

     On August 14, 1997, the FDA announced in the Federal Register (62 FR 43535) that orally administered levothyroxine sodium drug products are new drugs. The notice stated that manufacturers who wish to continue to market these products must submit applications as required by the Food, Drug and Cosmetic Act, or "FDC Act," as it is generally known, by August 14, 2000. On April 26, 2000, the FDA issued a second Federal Register notice extending the deadline for filing these applications until August 14, 2001.

     On May 25, 2001, the FDA approved our previously filed New Drug Application for Levoxyl(R), our levothyroxine sodium drug product. Other manufacturers of levothyroxine sodium drug products have filed New Drug Applications for their levothyroxine sodium products. Jerome Stevens, Inc. has also received approval for its levothyroxine sodium product Unithroid. The FDA has announced that after August 14, 2001 it will not accept New Drug Applications for levothyroxine sodium drug products. However, the FDA has stated it will continue to review applications which were submitted by August 14, 2001. Further, the FDA is requiring a phasing-out of the distribution of levothyroxine sodium products for which New Drug Applications were pending but not approved by August 14, 2001. Other manufacturers who wish to submit an application for an equivalent product after August 14, 2001 must submit an Abbreviated New Drug Application. Also, since the Jerome Stevens product has been approved, a manufacturer could submit an Abbreviated New Drug Application demonstrating in vivo bioequivalence (in other words, the two products produce identical effects on the body) to the Jerome Stevens product. If the FDA were to determine that another levothyroxine sodium product is bioequivalent to Levoxyl(R), generic substitution for Levoxyl(R) may become possible which could result in a decrease in sales of our product Levoxyl(R).

     To further protect against the possibility of generic substitution, during 2001 we filed with the U.S. Patent and Trademark Office in excess of 20 applications for U.S. patents concerning our FDA-approved new formulation of Levoxyl(R). The pending patent applications generally cover, among other things, formulation methodologies and equipment, formulation technologies, biopharmaceutical characteristics, drug delivery systems, and methods-of-use. If such applications are granted, the resulting patents will potentially provide us with patent protection on our FDA-approved new formulation of Levoxyl(R) for 20 years from the respective filing dates of the applications. However, we cannot assure you that any or all of the patent applications will be granted, or whether any or all of the resulting patents will provide Levoxyl(R) with protection from possible generic substitution.

WE CANNOT ASSURE YOU THAT SALES OF LORABID(R) WILL INCREASE IN THE FUTURE. IF SALES DO NOT INCREASE, THERE MAY BE A MATERIAL ADVERSE EFFECT UPON OUR RESULTS OF OPERATIONS.

     Prior to our acquisition of Lorabid(R), sales of that product were on the decline because we believe that the prior owner was not actively promoting the product. Increased sales of Lorabid(R) depend upon effective marketing to physicians which leads them to write prescriptions for our product. Since the antibiotic market is very competitive, we cannot assure you that sales of Lorabid(R) will increase in the future. If Lorabid(R) sales do not increase or if they continue to decrease, there may be a material adverse effect upon our results of operations and cash flow.

IF WE CANNOT IMPLEMENT OUR STRATEGY TO GROW OUR BUSINESS THROUGH INCREASED SALES AND ACQUISITIONS, OUR COMPETITIVE POSITION IN THE PHARMACEUTICAL INDUSTRY MAY SUFFER.

     We have historically increased our sales and net income through strategic acquisitions and related internal growth initiatives intended to develop marketing opportunities with respect to acquired product lines. Our strategy is focused on increasing sales and enhancing our competitive standing through acquisitions that complement our business and enable us to promote and sell new products through existing marketing and distribution channels. Moreover, since we engage in limited proprietary research activity with respect to product development, we rely heavily on purchasing product lines from other companies.

     Other companies, many of which have substantially greater financial, marketing and sales resources than we do, may compete with us for the acquisition of products or companies. We may not be able to acquire rights to additional products or companies on acceptable terms, if at all, or be able to obtain future financing for acquisitions on acceptable terms, if at all. The inability to effect acquisitions of additional branded products could limit the overall growth of our business. Furthermore, even if we obtain rights to a pharmaceutical product or acquire a company, we may not be able to generate sales sufficient to create a profit or otherwise avoid a loss. For example, our marketing strategy, distribution channels and levels of competition with respect to acquired products may be different than those of our current products, limiting our ability to compete favorably in those product categories.

IF WE CANNOT INTEGRATE THE BUSINESS OF COMPANIES OR PRODUCTS WE ACQUIRE, OUR BUSINESS MAY SUFFER.

     We anticipate that the integration of newly acquired companies and products into our business will require significant management attention and expansion of our sales force. In order to manage our acquisitions effectively, we must maintain adequate operational, financial and management information systems and motivate and effectively manage an increasing number of employees. Our recent acquisitions, including the acquisition of Jones Pharma Incorporated, have significantly expanded our product offerings, operations and number of employees. Our future success will also depend in part on our ability to retain or hire qualified employees to operate our expanding facilities efficiently in accordance with applicable regulatory standards. If we cannot integrate our acquisitions successfully, these changes and acquisitions could have a material adverse effect on our business, financial condition, results of operations and cash flows.

IF WE ARE NOT ABLE TO DEVELOP OR LICENSE NEW PRODUCTS, OUR BUSINESS MAY SUFFER.

     We compete with other pharmaceutical companies, including large pharmaceutical companies with financial resources and capabilities substantially greater than ours, in the development and licensing of new products. We cannot assure you that we will be able to

     - engage in product life cycle management to develop new indications and line extensions for existing and acquired products;

     - develop, license or successfully commercialize new products on a timely basis or at all; or

     - develop or license new products in a cost effective manner.

For example, we are

     - in exclusive license agreements with Novavax to promote, market, distribute and sell Estrasorb(TM), a topical transdermal estrogen replacement therapy, and Androsorb(TM), a topical testosterone replacement therapy for testosterone deficient women, upon their approval by the FDA;

     - engaged in the development of MRE0470, a myocardial pharmacologic stress imaging agent; and

     - in a licensing agreement with Novavax to develop recombinant human papillomavirus (HPV) virus-like particle (VLP) vaccines.

     However, we cannot assure you that we will be successful in any or all of these projects.

Further, other companies may license or develop products or may acquire technologies for the development of products that are the same as or similar to the products we have in development or that we license. Because there is rapid technological change in the industry and because many other companies may have more financial resources than we do, other companies may

     - develop or license their products more rapidly than we can,

     - complete any applicable regulatory approval process sooner than we can,

     - market or license their products before we can market or license our products, or

     - offer their newly developed or licensed products at prices lower than our prices,

and thereby have a negative impact on the sales of our newly developed or licensed products. Technological developments or the FDA's approval of new therapeutic indications for existing products may make our existing products or those products we are licensing or developing obsolete or may make them more difficult to market successfully, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

WE DO NOT HAVE PROPRIETARY PROTECTION FOR MOST OF OUR BRANDED PHARMACEUTICAL PRODUCTS, AND OUR SALES COULD SUFFER FROM COMPETITION BY GENERIC SUBSTITUTES.

     Although most of our revenue is generated by products not subject to competition from generic products, there is no proprietary protection for most of our branded pharmaceutical products, and generic substitutes for most of these products are sold by other pharmaceutical companies. In addition, governmental and other pressure to reduce pharmaceutical costs may result in physicians prescribing products for which there are generic substitutes. Increased competition from the sale of generic pharmaceutical products may cause a decrease in revenue from our branded products and could have a material adverse effect on our business, financial condition and results of operations. In addition, our branded products for which there is no generic form available may face competition from different therapeutic agents used for the same indications for which our branded products are used.

THIRD PARTIES MANUFACTURE OR SUPPLY MATERIALS FOR MANY OF OUR PRODUCTS, AND ANY DELAYS OR DIFFICULTIES EXPERIENCED BY THEM MAY REDUCE OUR PROFIT MARGINS AND REVENUES OR HARM OUR REPUTATION.

     Many of our product lines, including Altace(R), Lorabid(R) and Cortisporin(R), are currently manufactured by third parties. Our dependence upon third parties for the manufacture of our products may adversely impact our profit margins or may result in unforeseen delays or other problems beyond our control. If for any reason we are unable to obtain or retain third-party manufacturers on commercially acceptable terms, we may not be able to distribute our products as planned. If we encounter delays or difficulties with contract manufacturers in producing or packaging our products, the distribution, marketing and subsequent sales of these products would be adversely affected, and we may have to seek alternative sources of supply or abandon or sell product lines on unsatisfactory terms. We might not be able to enter into alternative supply arrangements at commercially acceptable rates, if at all. We also cannot assure you that the manufacturers we utilize will be able to provide us with sufficient quantities of our products or that the products supplied to us will meet our specifications. DSM Pharmaceuticals, Inc. (formerly DSM Catalytica Pharmaceuticals, Inc.), one of our third-party manufacturers, informed us on November 21, 2001, that they ceased operations at their sterile manufacturing facilities in Greenville, North Carolina, as a result of FDA concerns relating to compliance issues. Due to the compliance issues, DSM Pharmaceuticals recommended that we initiate a voluntary recall of all products that they manufacture for us. As a result, we initiated a voluntary recall of these products on December 18, 2001. The products affected are Cortisporin(R) Otic Suspension, Cortisporin(R) Otic Solution, Cortisporin(R) Ophthalmic Suspension, Pediotic(R) Otic Suspension, Septra(R) IV Infusion, and Neosporin(R) GU Irrigant. DSM Pharmaceuticals has since notified us that it has addressed the compliance issues and has resumed production activities at its sterile manufacturing facilities in Greenville, North Carolina. Furthermore, DSM Pharmaceuticals has given us written assurance that it will recommence production of our products in February 2002. Based on this assurance, we expect to resume distribution of the affected products during the first quarter of 2002. However, we cannot assure you that we will resume distribution as planned or that additional product recalls will not occur in the future. The failure of DSM Pharmaceuticals to adequately address the compliance issues at its sterile manufacturing facilities in Greenville, North Carolina, and recommence production of our product in February 2000 in a manner that allows us to resume distribution in the first quarter of 2002 in accordance with its written assurances to us or additional product recalls could have a material adverse effect on our business, financial condition, results of operations and cash flows.

     We require a supply of quality raw materials and components to manufacture and package pharmaceutical products for us and for third parties with which we have contracted. Generally, we have not had difficulty obtaining raw materials and components from suppliers in the past. Currently, we rely on over 500 suppliers to deliver the necessary raw materials and components. We have no reason to believe that we will be unable to procure adequate supplies of raw materials and components on a timely basis. However, if we are unable to obtain sufficient quantities of any of the raw materials or components required to produce and package our products, we may not be able to distribute our products as planned. In this case, our business, financial condition and results of operations could be materially and adversely affected.

OUR PARKEDALE FACILITY HAS BEEN THE SUBJECT OF FDA CONCERNS. IF WE CANNOT ADEQUATELY ADDRESS THE FDA'S CONCERNS, WE MAY BE UNABLE TO OPERATE THE PARKEDALE FACILITY AND, ACCORDINGLY, OUR BUSINESS MAY SUFFER.

     Our Parkedale facility, located in Rochester, Michigan, manufactures both drug and biological pharmaceutical products. Prior to our acquisition of the Parkedale facility in February 1998, it was one of six Pfizer facilities subject to a consent decree issued by the U.S. District Court of New Jersey in August 1993 as a result of FDA concerns about compliance issues within Pfizer facilities in the period before the decree was entered.

     The Parkedale facility was inspected by the FDA in December 2001. When an FDA inspector completes an authorized inspection of a manufacturing facility, the FDC Act mandates that the inspector give to the owner/operator of the facility a written report listing the inspector's observations of objectionable conditions and practices. This written report is known as an "FDA Form 483" or simply as a "483." The observations in a 483 are reported to the manufacturer in order to assist the manufacturer in complying with the FDC Act and the regulations enforced by the FDA. Often a pharmaceutical manufacturer receives a 483 after an inspection and our Parkedale facility received a 483 following the December 2001 inspection. While no law or regulation requires us to respond to a 483, we have submitted a written response detailing our plan of action with respect to each of the observations made on the December 483 and our commitment to correct the objectionable practice or condition. The risk to us of a 483, if left uncorrected, could include, among other things, the imposition of civil monetary penalties, the commencement of actions to seize or prohibit the sale of unapproved or non-complying products, or the cessation of manufacturing operations at the Parkedale facility that are not in compliance with current Good Manufacturing Practices, generally known as "cGMP." While we believe the receipt of the 483 will not have a material adverse effect on our business, financial condition, results of operation and cash flows, we cannot assure you that future inspections may not result in adverse regulatory actions. The 483 from December 2001 does not require us to delay or discontinue the production of any products made at the Parkedale facility.

AN INCREASE IN PRODUCT LIABILITY CLAIMS, PRODUCT RECALLS OR PRODUCT RETURNS COULD HARM OUR BUSINESS.

     We face an inherent business risk of exposure to product liability claims in the event that the use of our technologies or products are alleged to have resulted in adverse effects. These risks will exist for those products in clinical development and with respect to those products that receive regulatory approval for commercial sale. While we have taken, and will continue to take, what we believe are appropriate precautions, we may not be able to avoid significant product liability exposure. We currently have product liability insurance in the amount of $60.0 million for aggregate annual claims with a $100,000 deductible per incident and a $1,000,000 aggregate annual deductible; however, we cannot assure you that the level or breadth of any insurance coverage will be sufficient to cover fully all potential claims. Also, adequate insurance coverage might not be available in the future at acceptable costs, if at all.

     Product recalls may be issued at our discretion, at the discretion of the FDA, or at the discretion of other government agencies or other companies having regulatory authority for pharmaceutical product sales. From time to time, we may recall products for various reasons. To date, however, these recalls have not been significant and have not had a material adverse effect on our business, financial condition, results of operations and cash flows. However, we cannot assure you that the number and significance of recalls will not increase in the future.

     Although product returns were approximately 2.4% of gross sales for the year ended December 31, 2000, we cannot assure you that actual levels of returns will not increase or significantly exceed the amounts we have anticipated.

OUR WHOLLY OWNED SUBSIDIARY, JONES PHARMA, IS A DEFENDANT IN LITIGATION WHICH IS CURRENTLY BEING HANDLED BY ITS INSURANCE CARRIERS. SHOULD THIS COVERAGE BE INADEQUATE OR SUBSEQUENTLY DENIED OR WERE WE TO LOSE SOME OF THESE LAWSUITS, OUR RESULTS OF OPERATIONS COULD BE ADVERSELY AFFECTED.

     Our wholly owned subsidiary, Jones Pharma, is a defendant in approximately 1,000 multi-defendant lawsuits involving the manufacture and sale of dexfenfluramine, fenfluramine and phentermine, which is usually referred to as "fen/phen." In 1996 Jones acted as a distributor of Obenix(R), a branded phentermine product. Jones also distributed a generic phentermine product. Jones believes that its phentermine products have been identified in less than 100 of the foregoing cases. The plaintiffs in these cases claim injury as a result of ingesting a combination of these weight-loss drugs. They seek compensatory and punitive damages as well as medical care and court-supervised medical monitoring. The plaintiffs claim liability based on a variety of theories including but not limited to, product liability, strict liability, negligence, breach of warranties and misrepresentation. These suits are filed in various jurisdictions throughout the United States, and in each of these suits Jones is one of many defendants, including manufacturers and other distributors of these drugs. Jones denies any liability incident to the distribution of its phentermine product and intends to pursue all defenses available to it. Jones has tendered defense of these lawsuits to its insurance carriers for handling and they are currently defending Jones in these suits. In the event that insurance coverage is inadequate to satisfy any resulting liability, Jones will have to resume defense of these lawsuits and be responsible for the damages, if any, that are awarded against it.

SALES OF THROMBIN-JMI(R) MAY BE AFFECTED BY THE PERCEPTION OF RISKS ASSOCIATED WITH SOME OF THE RAW MATERIALS USED IN ITS MANUFACTURE.

     The source material for our product Thrombin-JMI(R) comes from bovine plasma and lung tissue. Bovine-sourced materials from outside the United States may be of some concern because of potential transmission of Bovine Spongiform Encephalopathy, or BSE. However, we have taken precautions to minimize the risks of contamination from BSE in our source materials including, primarily, the use of bovine materials only from FDA-approved sources in the United States. Although no BSE has been documented in the United States, the United States is considered a Category II BSE-risk country, meaning that the United States is probably BSE-free but has some history of importing cattle from the United Kingdom.

     We receive the bovine raw materials from a single vendor and any interruption or delay in the supply of that material could adversely affect the sales of Thrombin-JMI(R). In addition to other actions taken by us and our vendor to minimize the risk of BSE, we are developing steps to further purify the material of other contaminants. While we believe that our procedures and those of our vendor for the supply, testing and handling of the bovine material comply with all federal, state, and local regulations, we cannot eliminate the risk of contamination or injury from these materials. We will continue surveillance of the source and believe that the risk of BSE-contamination in the source materials for Thrombin-JMI(R) is very low. There are high levels of global public concern about BSE.

Physicians could determine not to administer Thrombin-JMI(R) because of the perceived risk which could adversely affect our sales of the product. Any injuries resulting from BSE contamination could expose us to extensive liability. Also there is currently no alternative to the bovine-sourced materials for Thrombin-JMI(R). If BSE spreads to the United States, the manufacture and sale of Thrombin-JMI(R) and our business, financial condition and results of operations could be materially and adversely affected.

THE LOSS OF OUR KEY PERSONNEL COULD HARM OUR BUSINESS.

     We are highly dependent on the principal members of our management staff, the loss of whose services might impede the achievement of our acquisition and development objectives. Although we believe that we are adequately staffed in key positions and that we will be successful in retaining skilled and experienced management, operational, scientific and development personnel, we cannot assure you that we will be able to attract and retain key personnel on acceptable terms. The loss of the services of key personnel could have a material adverse effect on us, especially in light of our recent growth. We do not maintain key-person life insurance on any of our employees. In addition, we do not have employment agreements with any of our key employees.

IF WE ARE UNABLE TO SECURE OR ENFORCE PATENT RIGHTS, TRADEMARKS, TRADE SECRETS OR OTHER INTELLECTUAL PROPERTY, OUR BUSINESS COULD BE HARMED.

     We may not be successful in securing or maintaining proprietary patent protection for products we develop or technologies we license. In addition, our competitors may develop products similar to ours using methods and technologies that are beyond the scope of our intellectual property protection, which could reduce our sales. The validity of patents can be subject to expensive litigation. We can give you no assurance that our patents will not be challenged. Competitors may be able to develop similar or competitive products outside the scope of our patents which could have a material adverse effect on sales of our products or the amounts of royalty revenues we receive.

     We also rely upon trade secrets, unpatented proprietary know-how and continuing technological innovation, where patent protection is not believed to be appropriate or attainable, in order to maintain our competitive position. We cannot assure you that others will not independently develop substantially equivalent proprietary technology and techniques or otherwise gain access to our trade secrets or disclose the technology, or that we can adequately protect our trade secrets.

OUR SHAREHOLDER RIGHTS PLAN AND BYLAWS DISCOURAGE UNSOLICITED TAKEOVER PROPOSALS AND COULD ENTRENCH CURRENT MANAGEMENT AND PREVENT SHAREHOLDERS FROM REALIZING A PREMIUM ON THEIR COMMON STOCK.

     We have a shareholder rights plan that may have the effect of discouraging unsolicited takeover proposals, thereby entrenching current management and possibly depressing the market price of our common stock. The rights issued under the shareholder rights plan would cause substantial dilution to a person or group which attempts to acquire us on terms not approved in advance by our board of directors. In addition, our charter and bylaws contain provisions that may discourage unsolicited takeover proposals that shareholders may consider to be in their best interests. These provisions include:

     - a classified board of directors,

     - the ability of the board of directors to designate the terms of and issue new series of preferred stock,

     - advance notice requirements for nominations for election to the board of directors, and

     - special voting requirements for the amendment of our charter and bylaws.

We are also subject to anti-takeover provisions under Tennessee laws, each of which could delay or prevent a change of control. Together these provisions and the rights plan may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for common stock.

RISKS RELATED TO OUR INDUSTRY

FAILURE TO COMPLY WITH GOVERNMENT REGULATIONS COULD AFFECT OUR ABILITY TO OPERATE OUR BUSINESS.

     Virtually all aspects of our activities are regulated by federal and state statutes and government agencies. The manufacturing, processing, formulation, packaging, labeling, distribution and advertising of our products, and disposal of waste products arising from these activities, are subject to regulation by one or more federal agencies, including the FDA, the Drug Enforcement Administration, or "DEA," the Federal Trade Commission, the Consumer Product Safety Commission, the U.S. Department of Agriculture, the Occupational Safety and Health Administration and the Environmental Protection Agency, or "EPA," as well as by foreign governments in countries where we distribute some of our products.

     Noncompliance with applicable FDA policies or requirements could subject us to enforcement actions, such as suspensions of manufacturing or distribution, seizure of products, product recalls, fines, criminal penalties, injunctions, failure to approve pending drug product applications or withdrawal of product marketing approvals. Similar civil or criminal penalties could be imposed by other government agencies, such as the DEA, the EPA or various agencies of the states and localities in which our products are manufactured, sold or distributed and could have ramifications for our contracts with government agencies such as the Veteran's Administration or the Department of Defense. These enforcement actions could have a material adverse effect on our business, financial condition and results of operations.

     All manufacturers of human pharmaceutical products are subject to regulation by the FDA under the authority of the FDC Act or the Public Health Service Act, which we refer to as the "PHS Act," or both. New drugs, as defined in the FDC Act, and new human biological drugs, as defined in the PHS Act, must be the subject of an FDA-approved new drug or biologic license application before they may be marketed in the United States. Some prescription and other drugs are not the subject of an approved marketing application but, rather, are marketed subject to the FDA's regulatory discretion and/or enforcement policies. Any change in the FDA's enforcement discretion and/or policies could have a material adverse effect on our business, financial condition and results of operations.

     We manufacture some pharmaceutical products containing controlled substances and, therefore, are also subject to statutes and regulations enforced by the DEA and similar state agencies which impose security, record keeping, reporting and personnel requirements on us. Additionally, we manufacture biological drug products for human use and are subject to regulatory burdens as a result of these aspects of our business. There are additional FDA and other regulatory policies and requirements covering issues such as advertising, commercially distributing, selling, sampling and reporting adverse events associated with our products with which we must continuously comply. Noncompliance with any of these policies or requirements could result in enforcement actions which could have a material adverse effect on our business, financial condition and results of operations.

     The FDA has the authority and discretion to withdraw existing marketing approvals and to review the regulatory status of marketed products at any time. For example, the FDA may require an approved marketing application for any drug product marketed if new information reveals questions about a drug's safety or efficacy. All drugs must be manufactured in conformity with cGMP requirements, and drug products subject to an approved application must be manufactured, processed, packaged, held and labeled in accordance with information contained in the approved application.

     While we believe that all of our currently marketed pharmaceutical products comply with FDA enforcement policies, have approval pending or have received the requisite agency approvals, our marketing is subject to challenge by the FDA at any time. Through various enforcement mechanisms, the FDA can ensure that noncomplying drugs are no longer marketed. In addition, modifications, enhancements, or changes in manufacturing sites of approved products are in many circumstances subject to additional FDA approvals which may or may not be received and which may be subject to a lengthy FDA review process. Our manufacturing facilities and those of our third-party manufacturers are continually subject to inspection by governmental agencies. Manufacturing operations could be interrupted or halted in any of those facilities if a government or regulatory authority is unsatisfied with the results of an inspection. Any interruptions of this type could have a material adverse effect on our business, financial condition, results of operations and cash flows.

     We cannot determine what effect changes in regulations, enforcement positions, statutes or legal interpretation, when and if promulgated, adopted or enacted, may have on our business in the future. Changes could, among other things, require changes to manufacturing methods or facilities, expanded or different labeling, new approvals, the recall, replacement or discontinuance of certain products, additional record keeping and expanded documentation of the properties of certain products and scientific substantiation. These changes, or new legislation, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

ANY REDUCTION IN REIMBURSEMENT LEVELS BY MANAGED CARE ORGANIZATIONS OR OTHER THIRD-PARTY PAYORS MAY HAVE AN ADVERSE EFFECT ON OUR REVENUES.

     Commercial success in producing, marketing and selling products depends, in part, on the availability of adequate reimbursement from third-party health care payors, such as government and private health insurers and managed care organizations. Third-party payors are increasingly challenging the pricing of medical products and services. For example, many managed health care organizations are now controlling the pharmaceutical products that are on their formulary lists. The resulting competition among pharmaceutical companies to place their products on these formulary lists has reduced prices across the industry. In addition, many managed care organizations are considering formulary contracts primarily with those pharmaceutical companies that can offer a full line of products for a given therapy sector or disease state. We cannot assure you that our products will be included on the formulary lists of managed care organizations or that downward pricing pressures in the industry generally will not negatively impact our operations.

NEW LEGISLATION OR REGULATORY PROPOSALS MAY ADVERSELY AFFECT OUR ABILITY TO RAISE CAPITAL AND OUR REVENUES.

     A number of legislative and regulatory proposals aimed at changing the health care system, including the cost of prescription products, reimportation of prescription products and changes in the levels at which pharmaceutical companies are reimbursed for sales of their products, have been proposed. While we cannot predict when or whether any of these proposals will be adopted or the effect these proposals may have on our business, the pending nature of these proposals, as well as the adoption of any proposal, may harm our ability to raise capital, may exacerbate industry-wide pricing pressures and could have a material adverse effect on our financial condition, results of operations or cash flows.

THE INDUSTRY IS HIGHLY COMPETITIVE, AND OTHER COMPANIES IN OUR INDUSTRY HAVE MUCH GREATER RESOURCES THAN WE DO.

     In the industry, comparatively smaller pharmaceutical companies like us compete with large, global pharmaceutical companies with substantially greater financial resources for the acquisition of products, technologies and companies.

     COMPETITION FOR ACQUISITIONS. We compete with other pharmaceutical companies for product and product line acquisitions. These competitors include Forest Laboratories, Inc., Shire Pharmaceuticals Group plc, Biovail Corporation, Watson Pharmaceuticals, Inc., Medicis Pharmaceutical Corporation and other companies which also acquire branded pharmaceutical products and product lines from other pharmaceutical companies. We cannot assure you that

     - we will be able to continue to acquire commercially attractive pharmaceutical products, companies or technologies;

     - additional competitors will not enter the market; or

     - competition for acquisition of products, companies, technologies and product lines will not have a material adverse effect on our business, financial condition and results of operations.

     PRODUCT COMPETITION. Additionally, since our products are generally established and commonly sold, they are subject to competition from products with similar qualities.

     Our largest product Altace(R) competes in the market with other cardiovascular therapies, including in particular, the following ACE inhibitors:

     - Zestril(R) (AstraZeneca PLC),

     - Acupril(R) (Pfizer Inc.),

     - Prinivil(R) (Merck & Co., Inc.),

     - Lotensin(R) (Novartis AG), and

     - Monopril(R) (Bristol-Meyers Squibb Company).

     Our second largest product Levoxyl(R) competes with the following levothyroxine sodium products:

     - Synthroid(R) (Abbott Laboratories),

     - Levothroid(R) (Forest Laboratories, Inc.), and

     - Unithroid(R) (Watson Pharmaceuticals, Inc.)

     We intend to market these products aggressively by, among other things

     - detailing and sampling to the primary prescribing physician groups

     - sponsoring physician symposiums, including continuing medical education seminars, and

     - conducting a planned direct-to-consumer advertising campaign for Altace(R).

     Our branded pharmaceutical products may be subject to competition from alternate therapies and from generic equivalents.

     Many of our branded pharmaceutical products have either a strong market niche or competitive position. Some of our branded pharmaceutical products face competition from generic substitutes. For example, during 2000 the FDA approved for sale generic substitutes for Tapazole(R). Of our branded pharmaceutical products, based on a percentage of net revenues, we believe that only a small portion face significant generic competition because many of our branded pharmaceutical products are too difficult to manufacture or prove bioequivalence (i.e., the two products produce identical effects on the body) or have sales levels that are too low to attract competition.

     The manufacturers of generic products typically do not bear the related research and development costs and, consequently, are able to offer such products at considerably lower prices than the branded equivalents. There are, however, a number of factors which enable products to remain profitable once patent protection has ceased. For a manufacturer to launch a generic substitute, it must prove to the FDA when filing an application to make a generic substitute that the branded pharmaceutical and the generic substitute have bioequivalence. We believe it typically takes two or three years to prove bioequivalence and receive FDA approval for many generic substitutes. By focusing our efforts in part on products with bioequivalence or complex manufacturing requirements and products with a strong brand image with the prescriber or the consumer, supported by the development of a broader range of alternative product formulations or dosage forms, we are better able to protect market share and produce sustainable high margins and cash flows.

                   A WARNING ABOUT FORWARD-LOOKING STATEMENTS

     This prospectus includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies.

     These forward-looking statements are identified by their use of terms and phrases, such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will" and similar terms and phrases, including references to assumptions. These statements are contained in sections entitled "Risk Factors," and other sections of this prospectus and documents incorporated by reference.

     Forward-looking statements include, but are not limited to:

     - the future growth potential of, and prescription trends for our branded pharmaceutical products, particularly Altace(R), Levoxyl(R) and Thrombin-JMI(R);

     - expected trends with respect to particular income and expense line items;

     - the development and potential commercialization of HPV vaccines, Estrasorb(TM) and Androsorb(TM) by Novavax and King;

     - the development by King Pharmaceuticals Research and Development of MRE0470, pre-clinical programs, and product life cycle development projects;

     - our continued successful execution of our growth strategies;

     - anticipated developments and expansions of our business;

     - increases in sales of recently acquired products or royalty payments;

     - the success of existing co-promotion agreements and the development of future co-promotion agreements;

     - the high cost and uncertainty of research, clinical trials and other development activities involving pharmaceutical products;

     - development of product line extensions;

     - the unpredictability of the duration or future findings and determinations of the FDA and other regulatory agencies worldwide;

     - debt service and leverage requirements;

     - the products which we expect to offer;

     - the intent to market and distribute certain of our products internationally;

     - the intent to manufacture certain products in our own facilities which are currently manufactured for us by third parties;

     - the intent, belief or current expectations, primarily with respect to our future operating performance;

     - the development and launch of a successful direct-to-consumer advertising campaign for Altace(R);

     - securing adequate supplies of raw materials necessary for the production of our products;

     - potential patent protection derived from patent applications submitted with respect to the new formulation of Levoxyl(R);

     - the planned distribution of branded pharmaceutical products manufactured for us by DSM Pharmaceuticals during the first quarter of 2002;

     - our continued aggressive marketing of Altace(R) and Levoxyl(R);

     - expectations regarding sales growth, gross margins, manufacturing productivity, capital expenditures and effective tax rates; and

     - expectations regarding our financial condition and liquidity as well as future cash flows and earnings.

     These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those contemplated by our forward-looking statements. These known and unknown risks, uncertainties and other factors are described in detail in the section entitled "Risk Factors" beginning on page 6.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The tables below contain selected consolidated financial data for King. The results of operations of King's acquisitions accounted for under the purchase method of accounting are included in King's consolidated results of operations from the respective dates of the acquisitions. The selected consolidated financial data for the years ended December 31, 1998, 1999 and 2000 and as of December 31, 1999 and 2000 are derived from the audited consolidated financial statements incorporated by reference in this prospectus. The selected consolidated financial data for the years ended December 31, 1996 and 1997 and as of December 31, 1996, 1997 and 1998 are derived from audited financial statements. The selected consolidated financial data for the nine months ended September 30, 2000 and 2001 and as of September 30, 2001 are derived from unaudited consolidated financial statements incorporated by reference in this prospectus.

                                                                                                             NINE MONTHS ENDED
                                                            FOR THE YEAR ENDED DECEMBER 31,                    SEPTEMBER 30,
                                                 ------------------------------------------------------   -----------------------
                                                   1996       1997       1998       1999        2000         2000         2001
                                                 --------   --------   --------   --------   ----------   ----------   ----------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
Net sales......................................  $ 79,638   $136,132   $261,594   $480,815   $  578,769   $  412,089   $  581,887
Royalty revenue................................    13,454     20,000     27,544     31,650       41,474       32,090       36,028
Development revenue(1).........................     5,000        558      5,283         --           --           --           --
                                                 --------   --------   --------   --------   ----------   ----------   ----------
       Total revenues..........................    98,092    156,690    294,421    512,465      620,243      444,179      617,915
                                                 --------   --------   --------   --------   ----------   ----------   ----------
Gross profit...................................    66,814    115,780    201,488    368,637      448,972      310,436      486,748
Operating income...............................    18,621     59,157    105,111    209,895      184,728       98,240      254,733
Interest income................................     4,296      4,672      7,746     10,507       11,875       10,109        7,743
Interest expense...............................    (1,825)    (3,025)   (14,866)   (55,371)     (36,974)     (33,840)      (8,949)
Other income (expenses), net...................     2,720        673      4,016     (3,239)       3,333        2,171        6,502
                                                 --------   --------   --------   --------   ----------   ----------   ----------
Income before income taxes, extraordinary
 item(s) and cumulative effect of change in
 accounting principle..........................    23,812     61,477    102,007    161,792      162,962       76,680      260,029
Income tax expense.............................     8,212     19,608     36,877     61,150       76,332       44,921       96,991
                                                 --------   --------   --------   --------   ----------   ----------   ----------
Income from continuing operations..............    15,600     41,869     65,130    100,642       86,630       31,759      163,038
Income from discontinued operations............     6,621      6,926     18,768         --           --           --           --
                                                 --------   --------   --------   --------   ----------   ----------   ----------
Income before extraordinary item(s) and
 cumulative effect of change in accounting
 principle.....................................    22,221     48,795     83,898    100,642       86,630       31,759      163,038
Extraordinary item(s), net of income
 taxes(2)......................................        --         --     (4,411)      (705)     (22,121)     (16,599)          --
                                                 --------   --------   --------   --------   ----------   ----------   ----------
Income before cumulative effect of change in
 accounting principle..........................    22,221     48,795     79,487     99,937       64,509       15,160      163,038
Cumulative effect of change in accounting
 principle(3)..................................        --         --         --         --           --           --         (545)
                                                 --------   --------   --------   --------   ----------   ----------   ----------
Net income.....................................  $ 22,221   $ 48,795   $ 79,487   $ 99,937   $   64,509   $   15,160   $  162,493
                                                 ========   ========   ========   ========   ==========   ==========   ==========
Income per common share(4):
Basic:
 Continuing operations.........................  $   0.11   $   0.22   $   0.32   $   0.48   $     0.40   $     0.15   $     0.71
 Discontinued operations.......................      0.04       0.04       0.09         --           --           --           --
 Extraordinary item(s).........................        --         --      (0.02)        --        (0.10)       (0.08)          --
 Cumulative effect of change in accounting
   principle...................................        --         --         --         --           --           --           --
                                                 --------   --------   --------   --------   ----------   ----------   ----------
                                                 $   0.15   $   0.26   $   0.39   $   0.48   $     0.30   $     0.07   $     0.71
                                                 ========   ========   ========   ========   ==========   ==========   ==========
Diluted:
 Continuing operations.........................  $   0.10   $   0.22   $   0.32   $   0.47   $     0.39   $     0.15   $     0.70
 Discontinued operations.......................      0.04       0.03       0.09         --           --           --           --
 Extraordinary item(s).........................        --         --      (0.02)        --        (0.10)       (0.08)          --
 Cumulative effect of change in accounting
   principle...................................        --         --         --         --           --           --           --
                                                 --------   --------   --------   --------   ----------   ----------   ----------
                                                 $   0.14   $   0.25   $   0.39   $   0.47   $     0.29   $     0.07   $     0.70
                                                 ========   ========   ========   ========   ==========   ==========   ==========

                                                                          AT DECEMBER 31,
                                                      --------------------------------------------------------   AT SEPTEMBER 30,
                                                        1996       1997       1998        1999         2000            2001
                                                      --------   --------   --------   ----------   ----------   ----------------
                                                                               (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital....................................   $ 96,641   $ 98,285   $202,270   $  263,767   $  212,161      $  106,338
Total assets.......................................    259,140    358,205    979,130    1,181,806    1,282,395       1,524,113
Total debt.........................................     18,011     56,373    527,797      567,857      100,532         100,148
Shareholders' equity...............................    214,115    265,716    392,165      495,012      987,733       1,177,053

----------------

(1) We developed four Abbreviated New Drug Applications which were filed with the FDA on behalf of Mallinkrodt Inc., predecessor to Tyco International Ltd., for a maximum of $2.5 million each paid upon FDA approval and validation of the process.
(2) Reflects loss on early extinguishment of debt in connection with the repayment of certain debt instruments during 1998, 1999, 2000 and the nine months ended September 30, 2000 of $4.4 million (net of taxes of $2.8 million), $705,000 (net of taxes of $445,000), $12.8 million (net of taxes of $7.6 million) and $7.2 million (net of taxes of $4.3 million), respectively. Additionally, reflects losses related to discontinuing Fluogen(R) of $9.4 million (net of taxes of $5.6 million) in 2000 and the nine months ended September 30, 2000.
(3) Reflects the cumulative effect of a change in accounting principle of $545,000 (net of taxes of $325,000) due to the adoption of SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," during the first quarter of 2001.
(4) Income per common share reflects the four-for-three stock split declared by our board of directors on June 20, 2001.

                                USE OF PROCEEDS

     We will not receive any proceeds from any resales of the debentures or sales of shares of our common stock issuable upon conversion of the debentures.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The following table sets forth the range of high and low sales prices per share for our common stock as reported on the New York Stock Exchange, where our stock trades under the symbol "KG," for the periods indicated.

                                                                PRICE RANGE OF
                                                                 COMMON STOCK
                                                              ------------------
                                                               HIGH        LOW
                                                              ------      ------
2000:
     First quarter..........................................  $34.37      $14.81
     Second quarter.........................................   34.50       15.75
     Third quarter..........................................   35.44       20.44
     Fourth quarter.........................................   41.63       25.13
2001:
     First quarter..........................................  $39.00      $24.79
     Second quarter.........................................   43.41       27.13
     Third quarter..........................................   46.05       34.25
     Fourth quarter.........................................   44.59       35.12
2002:
     First quarter (through January 30, 2002)...............  $42.13      $37.85

     On January 30, 2002, the closing price of the common stock as reported on the New York Stock Exchange was $37.85. As of September 30, 2001, there were approximately 2,500 holders of record of the common stock.

     We have never paid cash dividends on our common stock. The payment of cash dividends is subject to the discretion of the board of directors and will be dependent upon many factors, including our earnings, our capital needs, and our general financial condition. We anticipate that for the foreseeable future, we will retain our earnings, if any, in order to finance the expansion and development of our business.

                      RATIOS OF EARNINGS TO FIXED CHARGES

     Our consolidated ratios of earnings to fixed charges for each of the years ended December 31, 1998, 1999 and 2000 and for the nine month period ended September 30, 2001 are as follows:

                                                                                      NINE MONTHS
                                                  YEAR ENDED DECEMBER 31,                ENDED
                                           --------------------------------------    SEPTEMBER 30,
                                           1996     1997     1998    1999    2000        2001
                                           -----    -----    ----    ----    ----    -------------
Ratios of earnings to fixed charges(a)...  10.2x    20.5x    7.5x    3.8x    5.1x        23.3x

---------------

(a) For purposes of computing this consolidated ratio, earnings consist of income before:

     - income taxes, extraordinary items and cumulative effect of change in accounting principle and

     - fixed charges excluding capitalized interest.

     Fixed charges consist of:

     - all interest expense;

     - the portion of net rental expense which is deemed representative of the interest factor;

     - the amortization expense of debt issuance costs; and

     - capitalized interest.

                                 CAPITALIZATION

     The following table sets forth our consolidated capitalization at September 30, 2001

     - on an actual basis;

     - as adjusted to give effect to the issuance of $345,000,000 of the debentures, net of related expenses, and the sale of 17,992,000 shares of our common stock at a public offering price of $38.00 per share, net of related expenses; and

     - as further adjusted for the redemption of approximately $96.3 million of our 10 3/4% Senior Subordinated Notes due 2009.

This table should be read in conjunction with our consolidated financial statements and the related notes incorporated by reference into this prospectus. For information on these documents, see the section located elsewhere in this prospectus entitled "Where You Can Find More Information."

                                                                        SEPTEMBER 30, 2001
                                                              ---------------------------------------
                                                                         AS ADJUSTED
                                                                             FOR
                                                                         DEBENTURES
                                                                             AND        AS ADJUSTED
                                                                           COMMON      FOR REDEMPTION
                                                               ACTUAL       STOCK         OF NOTES
                                                              --------   -----------   --------------
                                                                           (IN MILLIONS)
Cash and cash equivalents...................................  $   20.0    $1,013.7        $  895.2
                                                              ========    ========        ========
Long-term debt (including current portion):
  Senior credit facility....................................  $     --          --              --
  10 3/4% Senior Subordinated Notes due 2009................      96.4        96.4             0.1
  2 3/4% Convertible debentures due November 15, 2021.......        --       345.0           345.0
Other debt..................................................       3.8         3.8             3.8
                                                              --------    --------        --------
          Total debt........................................     100.2       445.2           348.9
                                                              --------    --------        --------
Shareholders' equity........................................   1,177.1     1,836.9         1,823.5
                                                              --------    --------        --------
          Total capitalization..............................  $1,277.3    $2,282.1        $2,172.4
                                                              ========    ========        ========

                           DESCRIPTION OF DEBENTURES

     The debentures were issued under an Indenture (the "Indenture") between us and The Bank of New York, as trustee (the "Trustee"). A copy of the Indenture may be obtained from us upon written request. The statements under this caption relating to the Indenture and the debentures are summaries and do not purport to be complete. Such summaries make use of certain terms defined in the Indenture and are qualified in their entirety by express reference to the Indenture. The terms of the debentures also include those made a part of the Indenture by reference to the Trust Indenture Act of 1939. For purposes of this section, the terms "we," "us," "our" and the "Company" means only King Pharmaceuticals, Inc. and not its subsidiaries.

GENERAL

     The debentures are our general unsecured unsubordinated obligations limited to an aggregate principal amount of $345,000,000. The debentures bear interest from the closing date (November 7, 2001) at the initial rate of 2 3/4% per annum and mature on November 15, 2021 (unless earlier redeemed at our option, converted into our common stock at the option of the holder or repurchased by us at the option of the holder). Interest will be payable semiannually on May 15 and November 15, commencing May 15, 2002, to the registered holders of record on the preceding May 1 and November 1, respectively. Interest will be calculated on the basis of a 360-day year of twelve 30-day months. On May 15, 2006, May 15, 2011 and May 15, 2016 the interest rate on the debentures will be reset to a rate per annum equal to the interest rate payable 120 days prior to such reset date on 5-year U.S. Treasury Notes minus 0.78%. However in no event will the interest rate be reset below 2 3/4% or above 4 1/2% per annum.

     Our domestic subsidiaries have guaranteed our payment obligations under the debentures. The guaranties are general unsecured and unsubordinated obligations of the subsidiary guarantors.

     See "-- Book-Entry Delivery and Form" for information regarding the form, documents and mechanics for transferring the debentures.

     The Indenture does not contain any restrictions on the payment of dividends or the repurchase of our securities or any financial covenants. The Indenture contains no covenants or other provisions to afford protection to holders of debentures in the event of a highly leveraged transaction or a change in control of the Company except to the extent described under "-- Repurchase at Option of Holder Upon a Change in Control."

CONVERSION RIGHTS

GENERAL

     Holders may surrender debentures for conversion into shares of our common stock at a conversion price of $50.16 per share, subject to adjustment as described below, if any of the following conditions is satisfied:

     - if the closing sale price of our common stock, for at least 20 trading days in the 30 trading day period ending on the trading day prior to the day of surrender, exceeds 110% of the conversion price per share of our common stock on that preceding trading day;

     - if we have called the debentures for redemption; or

     - upon the occurrence of specified corporate transactions.

We describe each of these conditions in greater detail below.

CONVERSION UPON SATISFACTION OF MARKET PRICE CONDITION

     Holders may surrender debentures for conversion into shares of our common stock if the closing sale price of common stock on the New York Stock Exchange, or if the shares are not then listed on the New York Stock Exchange, such other principal national securities exchange on which the common stock is listed, for at least 20 trading days in a period of 30 consecutive trading days ending on the trading day prior to the day of surrender, exceeds 110% of the conversion price per share of our common stock on that preceding trading day.

     The conversion agent will, on our behalf, determine daily if the debentures are convertible and will notify us and the trustee accordingly.

CONVERSION UPON NOTICE OF REDEMPTION

     A holder may surrender for conversion a debenture called for redemption at any time prior to the close of business on the day that is two business days prior to the redemption date, even if it is not otherwise convertible at such time. If a holder has already delivered a purchase notice or change of control purchase notice with respect to a debenture, however, the holder may not surrender that debenture for conversion until the holder has withdrawn the notice in accordance with the Indenture.

CONVERSION UPON SPECIFIED CORPORATE TRANSACTIONS

     Even if the market price contingency described above under "-- Conversion Rights -- Conversion Upon Satisfaction of Market Price Condition" has not occurred, if we elect to distribute to all holders of our common stock:

     - certain rights or warrants entitling them to subscribe for or purchase our common stock at less than the current market price (as defined in the Indenture) on the record date for such issuance (excluding purchase rights governed by our shareholder rights plan), or

     - cash, debt securities (or other evidence of indebtedness) or other assets (excluding dividends or distributions described in clauses (i), (ii), or (v) of the description below of adjustments to the conversion price), which distribution has a per share value exceeding 15% of the current market price of our common stock as of the trading day immediately preceding the declaration date for each distribution, we must notify the holders of debentures at least 20 days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their debentures for conversion at any time until the earlier of the close of business on the business day prior to the ex-dividend date or our announcement that such distribution will not take place.

     In addition, if we are party to a consolidation, merger or transfer or lease of all or substantially all of our assets pursuant to which our common stock would be converted into cash, securities or other assets, a holder may surrender debentures for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual date of such transaction. If we are a party to a consolidation, merger or transfer or lease of all or substantially all of our assets pursuant to which our common stock is converted into cash, securities, or other assets, then at the effective time of the transaction, the right to convert a debenture into our common stock will be changed into a right to convert it into the kind and amount of cash, securities or other property which the holder would have received if the holder had converted its debenture immediately prior to the transaction (assuming, in a case in which our shareholders may exercise rights of election, that a holder of debentures would not have exercised any rights of election as to the stock, other securities or other property or assets receivable in connection therewith and received per share the kind and amount of cash, securities or other property received per share by a plurality of nonelecting shares). If the transaction also constitutes a "Change of Control," as defined below, the holder can require us to purchase all or a portion of its debentures as described under "-- Repurchase at Option of Holder upon a Change of Control."

     The right of conversion attaching to any debenture may be exercised (a) if such debenture is represented by a global debenture, by book-entry transfer to the conversion agent (which will initially be the Trustee) through the facilities of DTC, or (b) if such debenture is represented by a definitive debenture, by delivery of such debenture at the specified office of the conversion agent, accompanied, in either case, by a duly signed and completed notice of conversion and appropriate endorsements and transfer documents if required by the conversion agent. The conversion date shall be the date on which the debenture and all of the items required for conversion shall have been so delivered and the requirements for conversion have been met. A holder delivering a debenture for conversion will be required to pay any taxes or duties payable in respect of the issue or delivery of our common stock upon conversion in a name other than that of the holder.

     The conversion privilege and price will be subject to adjustment upon the occurrence of certain events, including (i) the issuance of our capital stock as a dividend (or other distribution) on our common stock, (ii) the distribution to all holders of our common stock of rights or warrants entitling them to subscribe for or purchase our common stock at less than the current market price (as defined in the Indenture) on the record date for such issuance, (iii) subdivisions, combinations and certain reclassifications of our common stock,
(iv) certain distributions to all holders of our common stock of cash, debt securities (or other evidence of indebtedness) or other assets (excluding dividends or distributions described in clauses (i) or (ii) above or (v) below),
(v) a dividend or other distribution consisting exclusively of cash to all holders of our common stock, excluding (A) cash dividends that do not exceed the per share amount of the immediately preceding regular cash dividend (as adjusted to reflect any of the events referred to in clauses (i) through (vi) of this sentence) and (B) cash dividends to the extent that the annualized per share amount thereof does not exceed 15% of the current market price of our common stock as of the trading day immediately preceding the date of declaration of such dividend, and (vi) payment to holders of our common stock in respect of a tender or exchange offer (other than an odd-lot offer) by us or any of our subsidiaries for our common stock at a price in excess of 110% of the current market price of our common stock on the last date tenders or exchanges may be made pursuant to such tender or exchange offer.

     No adjustments in the conversion price will be required unless such adjustment would require a change of at least 1% in the conversion price then in effect; provided that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. We from time to time may voluntarily reduce the conversion price for a period of at least 20 days. Fractional shares of our common stock will not be issued upon conversion, but, in lieu thereof, we will issue a check for the current market value of such fractional shares rounded to the nearest cent based upon the market price of our common stock.

     Except as described in this paragraph, no holder of debentures will be entitled upon conversion of the debentures to any actual payment or adjustment on account of accrued and unpaid interest on the debentures or on account of dividends on shares of common stock issued in connection with the conversion. If any holder surrenders a debenture for conversion between the close of business on any record date for the payment of an installment of interest and the opening of business on the related interest payment date, the holder must deliver payment to us of an amount equal to the interest payable on the interest payment date on the principal amount converted together with the debenture being surrendered. The foregoing sentence does not apply to debentures called for redemption on a redemption date or subject to a "change of control" purchase offer or a purchase date within the period between the close of business on the record date and the opening of business on the first business day after the related interest payment date.

REDEMPTION OF DEBENTURES AT THE OPTION OF KING

     Prior to November 20, 2006, we cannot redeem the debentures at our option. Beginning on November 20, 2006, we may redeem the debentures, in whole at any time, or in part from time to time for cash at a price equal to 100% of the principal amount of the debentures plus accrued interest up to but not including the date of redemption. We will give not less than 20 days nor more than 60 days notice of redemption by mail to holders of debentures.

     Holders may convert debentures or portions of debentures called for redemption even if the market price contingency described under "-- Conversion Rights" has not occurred, until the close of business on the day that is two business days prior to the redemption date. If the redemption date is on or after an interest record date but on or prior to the related interest payment date, interest will be paid to the holder of record as of the interest payment date.

     If we redeem less than all of the outstanding debentures, the Trustee shall select the debentures to be redeemed on a pro rata basis in principal amounts of $1,000 or integral multiples of $1,000. If a portion of a holder's debentures is selected for partial redemption and the holder converts a portion of the debentures, the converted portion shall be deemed to be the portion selected for redemption.

PURCHASE OF DEBENTURES AT THE OPTION OF THE HOLDER

     On November 15, 2006, November 15, 2011 and November 15, 2016, each holder may require us to purchase any outstanding debentures for which such holder has properly delivered and not withdrawn a written purchase notice, subject to certain additional conditions. Holders may submit their debentures for purchase to the paying agent at any time from the opening of business on the date that is 20 business days prior to the purchase date until the close of business on the fifth business day prior to the purchase date.

     We will purchase each outstanding debenture for which such holder has properly delivered and not withdrawn a written purchase notice at a purchase price equal to 100% of the principal amount of such debenture. Interest payable on the redemption date will be paid to the record holder on the relevant record date.

     For discussion of the tax treatment of a holder receiving cash on the repurchase of debentures, see "Certain United States Federal Income Tax Considerations -- U.S. Holders -- Sale, Exchange, Conversion or Redemption."

REQUIRED NOTICES AND PROCEDURE

     On a date not less than 20 business days prior to each purchase date, we will be required to give notice to all holders at their addresses shown in the records of the registrar, and to beneficial owners as required by applicable law, stating, among other things, the procedures that holders must follow to require us to purchase their debentures.

     The purchase notice given by each holder electing to require us to purchase debentures must be given so as to be received by the paying agent no later than the close of business on the fifth business day prior to the purchase date and must state:

     - the certificate numbers of the holder's debentures to be delivered for purchase;

     - the aggregate principal amount of debentures to be purchased; and

     - that the debentures are to be purchased by us pursuant to the applicable provisions of the debentures.

     A holder may withdraw any purchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the second business day prior to the purchase date. The notice of withdrawal shall state:

     - the certificate numbers of the debentures being withdrawn;

     - the aggregate principal amount of the debentures being withdrawn; and

     - the aggregate principal amount, if any, of the debentures that remain subject to the purchase notice.

     In connection with any purchase offer, we will comply in all material respects with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may be applicable, and file a Schedule TO, if required, or any other required schedule under the Exchange Act.

     Our obligation to pay the purchase price for a debenture as to which a purchase notice has been delivered and not validly withdrawn is conditioned upon the holder delivering the debenture (if such debenture is represented by a global debenture, by book-entry transfer through the facilities of DTC), together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. We will cause the purchase price for the debenture to be paid promptly following the later of the purchase date or the time of delivery of the debenture.

     If the paying agent holds money or securities sufficient to pay the purchase price of the debenture on the business day following the purchase date in accordance with the terms of the Indenture, then, immediately after the purchase date, the debenture will cease to be outstanding and interest on such debenture will cease to accrue, whether or not the debenture is delivered to the paying agent. After the debenture ceases to be outstanding, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the debenture.

     The terms of our then-existing borrowing agreements may limit our ability to purchase debentures.

     We may not purchase any debentures at the option of holders if an event of default with respect to the debentures, other than a default in the payment of the purchase price with respect to such debentures, has occurred and is continuing.

REPURCHASE AT OPTION OF HOLDER UPON A CHANGE OF CONTROL

     If a change of control (as defined below) occurs, each holder of debentures shall have the right, at the holder's option, to require us to repurchase all of such holder's debentures, or any portion thereof that is an integral multiple of $1,000, on the date (the "Repurchase Date") selected by us that is not less than 10 nor more than 30 days after the Final Surrender Date (as defined below), at a price equal to 100% of the principal amount of the debentures, plus accrued interest to the Repurchase Date.

     Unless we shall previously have called for redemption of all of the debentures, within 30 days after the occurrence of a change of control, we are obligated to deliver to the Trustee and mail (or cause the Trustee to mail) to all holders of record of the debentures a notice (the "Company Notice") describing, among other things, the occurrence of such change of control and of the repurchase right arising as a result thereof. We must cause a copy of the Company Notice to be published in a newspaper of general circulation in the Borough of Manhattan, The City of New York. To exercise the repurchase right, a holder of debentures must, on or before the date which is subject to any contrary requirements of applicable law, 60 days after the date of mailing of the Company Notice (the "Final Surrender Date"), give irrevocable written notice of the holder's exercise of such right and surrender the debentures (if such debenture is represented by a global debenture, by book-entry transfer through the facilities of DTC) with respect to which the right is being exercised, duly endorsed for transfer to us, at any place where principal is payable. The submission of such notice together with such debentures pursuant to the exercise of a repurchase right will be irrevocable on the part of the holder (unless we fail to repurchase the debentures on the repurchase date) and the right to convert the debentures will expire upon such submission.

     The term "change of control" shall mean any of the following:

     - any person, including our affiliates and associates, other than us, our subsidiaries or their employee benefit plans or one or more Permitted Holders, files a Schedule 13D or Schedule TO, or any successor schedule, form or report, under the Exchange Act, disclosing that such person has become the beneficial owner of 50% or more of the voting power of our common stock or other capital stock into which our common stock is reclassified or changed, with certain exceptions; or

     - any share exchange, consolidation or merger is consummated pursuant to which our common stock would be converted into cash, securities or other property, in each case other than any share exchange, consolidation or merger of our company in which the holders of our common stock immediately prior to the share exchange, consolidation or merger have, directly or indirectly, at least a majority of the total voting power in the aggregate of all classes of capital stock of the continuing or surviving corporation immediately after the share exchange, consolidation or merger.

     The right to require us to repurchase the debentures as a result of the occurrence of a change of control could create an event of default under our future indebtedness. Failure by us to repurchase the debentures when required will result in an Event of Default (as defined below) with respect to the debentures.

     The holders' repurchase right upon the occurrence of a change of control could, in certain circumstances, make more difficult or discourage a potential takeover of us and, thus, removal of incumbent management. The change of control repurchase right, however, is not the result of management's knowledge of any specific effort to accumulate shares of our common stock or to obtain control of us by means of a merger, tender offer, solicitation or otherwise. Instead, the change of control purchase feature resulted from negotiations between us and the initial purchasers.

     We could enter into certain transactions in the future, including highly leveraged recapitalizations, that would not constitute a change of control and would, therefore, not provide the holders with the protection of requiring us to repurchase the debentures.

     In connection with a repurchase upon a change of control, we will comply in all material respects with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may be applicable, and file a Schedule TO, if required, or any other required schedule under the Exchange Act.

GUARANTIES

     Our domestic subsidiaries have jointly and severally guaranteed our obligations under the debentures. In addition, we will cause each domestic subsidiary organized or acquired after the issue date of the debentures to execute and deliver to the Trustee a guaranty pursuant to which such subsidiary will guarantee payment of the debentures on the same terms and conditions. Each subsidiary guaranty will be limited as necessary to prevent such subsidiary guaranty from being rendered voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally. See "Risk Factors -- Risks related to the debentures -- Federal and state statutes allow courts, under specific circumstances, to void guaranties."

     Each subsidiary guarantor that makes a payment under its subsidiary guaranty will be entitled to a contribution from each other subsidiary guarantor in an amount equal to such other subsidiary guarantor's pro rata portion of such payment based on the respective net assets of all the subsidiary guarantors at the time of such payment determined in accordance with U.S. generally accepted accounting principles.

     If a subsidiary guaranty were to be rendered voidable, it could be subordinated by a court to all other indebtedness (including guaranties and other contingent liabilities) of the applicable subsidiary guarantor and, depending on the amount of such indebtedness, a subsidiary guarantor's liability on its subsidiary guaranty could be reduced to zero.

     A subsidiary guarantor will be released and relieved from all its obligations under its subsidiary guaranty:

          (1) upon the sale or other disposition (including by way of consolidation or merger) of such subsidiary guarantor; or

          (2) upon the sale or disposition of all or substantially all the assets of such subsidiary guarantor, in each case other than to us or any of our affiliates.

RANKING

SENIOR INDEBTEDNESS VERSUS DEBENTURES

     The indebtedness evidenced by the debentures and the subsidiary guaranties will be unsecured and will rank pari passu in right of payment to all unsecured unsubordinated indebtedness of the Company and the subsidiary guarantors, as the case may be. As of June 30, 2001, the Company and the subsidiary guarantors had no senior indebtedness outstanding.

     Secured debt and other secured obligations of the Company and the subsidiary guarantors will be effectively senior to the debentures and the subsidiary guaranties, as the case may be, to the extent of the value of the assets securing such debt or other obligations.

LIABILITIES OF SUBSIDIARIES VERSUS DEBENTURES

     A substantial portion of our operations are conducted through our subsidiaries. All of our domestic subsidiaries will guarantee our payment obligations with respect to the debentures. We do not have any foreign subsidiaries. However, claims of creditors of any non-guarantor subsidiaries, including trade creditors and creditors holding indebtedness or guarantees issued by such non-guarantor subsidiaries, and claims of preferred stockholders of such non-guarantor subsidiaries generally would have priority with respect to the assets and earnings of such non-guarantor subsidiaries over the claims of our creditors, including holders of the debentures. Accordingly, the debentures would be effectively subordinated to creditors (including trade creditors) and preferred stockholders, if any, of any such non-guarantor subsidiaries.

EVENTS OF DEFAULT AND NOTICE THEREOF

     The following are Events of Default: (a) a default in the payment of any interest on any debenture continues for 30 days or more after such payment is due, (b) a default in the payment of principal of or premium, if any, on any debenture or of the repurchase price in respect of any debenture when due, (c) a default in the performance of any other of our covenants or agreements in the Indenture that continues for 60 days after written notice to us by the Trustee or the holders of at least 25% in principal amount of outstanding debentures,
(d) failure by us to make any payment when due, including any applicable grace period, in respect of our indebtedness for borrowed money, which payment is in an amount in excess of $50.0 million, (e) default by us with respect to any of our indebtedness for borrowed money, which default results in acceleration of any such indebtedness which is in an amount in excess of $50.0 million, (f) certain events of bankruptcy, insolvency or reorganization and (g) a subsidiary guaranty ceases to be in full force and effect (other than in accordance with its terms) or a subsidiary guarantor denies or disaffirms its obligations under its subsidiary guaranty.

     If an Event of Default shall occur and be continuing and if it is known to the Trustee, the Trustee is required to mail to each holder of the debentures a notice of the Event of Default within 90 days after such default occurs. Except in the case of a default in payment of the principal of or premium, if any, or interest on any debenture, the Trustee may withhold the notice if and so long as the Trustee in good faith determines that withholding the notice is in the interests of the holders of the debentures.

     If an Event of Default shall occur and be continuing, the Trustee or the holders of not less than 25% in principal amount of outstanding debentures may declare the principal of, and accrued interest on, all the debentures to be due and payable immediately. If the Event of Default relates to bankruptcy, insolvency or reorganization of the Company, the debentures shall automatically become due and payable immediately, subject to applicable law.

     Holders of the debentures may not enforce the Indenture or debentures except as provided in the Indenture. Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any holders of the debentures, unless the holders shall have offered the Trustee indemnity reasonably satisfactory to it. Subject to the indemnification provisions and certain limitations contained in the Indenture, the holders of a majority in principal amount of the debentures at the time outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. Those holders may, in certain cases, waive any default except a default in payment of principal of, or premium, if any, or interest on, any debenture or a failure to comply with certain provisions of the Indenture relating to conversion of the debentures.

     We are required to furnish the Trustee annually with a certificate as to its compliance with the conditions and covenants provided for in the Indenture.

DEFINITIONS

     The following terms are defined in the Indenture.

     The term CONSOLIDATED NET TANGIBLE ASSETS is defined to mean the total amount of assets which would be included on a consolidated balance sheet of the Company and its Subsidiaries under generally accepted accounting principles (less applicable reserves and other properly deductible items) after deducting therefrom: (i) all short-term liabilities and liability items, except for indebtedness payable by its terms more than one year from the date of incurrence thereof (or renewable or extendible at the option of the obligor for a period ending more than one year after such date of incurrence) and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount, unamortized expense incurred in the issuance of debt, and other like intangibles (except prepaid royalties).

     The term PERMITTED HOLDERS means, collectively, John M. Gregory, Joan P. Gregory, Jefferson J. Gregory, Terri D. White-Gregory, Joseph R. Gregory, Hershel P. Blessing, Mary Ann Blessing, James E. Gregory, Dr. R. Henry Richards, Jeanie Richards, Fred Jarvis and Mary Gregory-Jarvis, their respective estates, spouses, ancestors and lineal descendants, the legal representatives of any of the foregoing and the trustees of any bona fide trusts of which the foregoing are the sole beneficiaries or the grantors, or any Person of which the foregoing "beneficially owns" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) voting securities representing at least 66 2/3% of the total voting power of all classes of ordinary voting stock or other similar interests of such person (exclusive of any matters as to which class voting rights exist), including S.J., L.L.C. and Kingsway L.L.C. to the extent such entities adhere to the aforementioned minimum beneficial ownership requirements.

     The term PRINCIPAL FACILITY is defined to include any manufacturing plant, warehouse, office building or parcel of real property owned by the Company or any Restricted Subsidiary that has a gross book value of in excess of 2% of Consolidated Net Tangible Assets other than any such property which, in the opinion of the Board of Directors, is not of material importance to the business conducted by the Company and its Subsidiaries taken as a whole.

     The term RESTRICTED SUBSIDIARY is defined to include any subsidiary that
(1) either is designated a Restricted Subsidiary in accordance with the Indenture or (2)(i) was a subsidiary on the date of the Indenture or is the successor to, or owns, any equity interest in, a corporation which was a subsidiary on the date of the Indenture, (ii) has its principal business and assets in the United States (including Puerto Rico and other territories and possessions), (iii) such business is other than the obtaining of financing in capital markets outside the United States or the financing of the acquisition or disposition of real or personal property or dealing in real property for residential or office building purposes and (iv) does not have assets substantially all of which consist of the securities of one or more corporations which are not Restricted Subsidiaries.

     The term SALE AND LEASEBACK TRANSACTION is defined to include a sale or transfer made by the Company or a Restricted Subsidiary of any Principal Facility which has been in operation, use or commercial production (or in the case of a parcel of real property, has been owned) by the Company or any Restricted Subsidiary for more than 120 days prior to such sale or transfer if such sale or transfer is made with the intention of leasing such Principal Facility to the Company or a Restricted Subsidiary, except (i) a lease for a period not exceeding 36 months and (ii) a lease that secures or relates to certain governmental obligations issued in connection with the financing of the cost of construction or acquisition of such Principal Facility.

     The term SECURED DEBT is defined to include any indebtedness for borrowed money of the Company or any Restricted Subsidiary which is secured by (i) a Security Interest in any Principal Facility or portion thereof or (ii) a Security Interest in shares of stock owned by the Company in any Restricted Subsidiary or in indebtedness for money borrowed by a Restricted Subsidiary from the Company or another Restricted Subsidiary. The securing in the foregoing manner of any debt which immediately prior thereto was not Secured Debt shall be deemed to be the creation of Secured Debt at the time such security is given.

     The term SUPERIOR INDEBTEDNESS is defined to include any obligation of the Company or any Restricted Subsidiary which (i) as of the date of its creation, was or may be payable by its terms more than one year from the date of incurrence thereof, (ii) under generally accepted accounting principles should be shown as a liability on a consolidated balance sheet of the Company and (iii) in the case of such an obligation of the Company, is not subordinate and junior in right of payment to the prior payment of the debentures.

RESTRICTION ON SECURED DEBT

     The Indenture provides that the Company will not, and will not cause or permit a Restricted Subsidiary to, create, incur, assume or guarantee any Secured Debt unless the debentures will be secured equally and ratably with (or prior to) such Secured Debt, with certain exceptions. Among permitted Secured Debt is indebtedness secured by (i) certain Security Interests to secure payment of the cost of acquisition, construction, development or improvement of property, (ii) Security

Interests on property at the time of its acquisition by the Company or a Restricted Subsidiary, which Security Interests secure obligations assumed by the Company or a Restricted Subsidiary, or on the property or on the outstanding shares of indebtedness of a corporation at the time it becomes a Restricted Subsidiary or is merged into the Company or a Restricted Subsidiary or the Company or a Restricted Subsidiary acquires the properties of such corporation substantially as an entirety, (iii) Security Interests arising from conditional sales agreements, or title retention agreements, with respect to property acquired by the Company or any Restricted Subsidiary, (iv) Security Interests securing governmental obligations issued in connection with the financing of the cost of construction or acquisition of a Principal Facility, (v) Security Interests securing indebtedness of a Restricted Subsidiary owing to the Company or to another Restricted Subsidiary, (vi) mechanics' and other statutory liens in respect of obligations not due or being contested, (vii) liens for taxes not yet delinquent or being contested in good faith, (viii) judgment liens arising in connection with legal proceedings so long as such proceedings are being contested and execution is stayed, (ix) certain landlords' liens on fixtures,
(x) the extension of existing Security Interests on Principal Facilities to additions, extensions or improvements, (xi) certain Security Interests in favor, or made at the request, of governmental bodies, (xii) Security Interests by reason of deposits to qualify the Company or a Restricted Subsidiary to conduct business or to maintain self-insurance, and (xiii) Security Interests securing any debt up to $1.0 billion plus related interest and fees to be incurred in the future under one or more senior secured credit facilities. Additionally, such permitted Secured Debt includes any extension, renewal or refunding, in whole or in part, of any Secured Debt permitted at the time of the original incurrence thereof.

     In addition to the foregoing, the Company and its Restricted Subsidiaries may create, incur, assume or guarantee Secured Debt, without equally and ratably securing the debentures, if the sum of (i) the amount of Secured Debt entered into after the date of the Indenture and otherwise prohibited by the Indenture plus (ii) the aggregate present value of Sale and Leaseback Transactions entered into after the date of the Indenture and otherwise prohibited by the Indenture does not exceed 5% of Consolidated Net Tangible Assets.

RESTRICTIONS ON SALE AND LEASEBACK TRANSACTIONS

     The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction, unless
(i) the Company or such Restricted Subsidiary would be entitled to incur Secured Debt permitted by the Indenture only by reason of the provision described in the preceding paragraph equal in amount to the value of the Sale and Leaseback Transaction without equally and ratably securing the debentures or (ii) the Company or a Restricted Subsidiary applies or commits to apply an amount equal to the net proceeds of the property sold pursuant to the Sale and Leaseback Transaction (a) to the acquisition, construction or improvement of a Principal Facility or (b) to the redemption of debentures or to the repayment of other Superior Indebtedness of the Company or of any Restricted Subsidiary. In lieu of applying all or any part of such amount to the redemption of debentures, the Company may deliver to the Trustee debentures for cancellation and thereby reduce the amount to be applied to the redemption of debentures by an amount equivalent to the aggregate principal amount of debentures delivered.

RESTRICTIONS ON TRANSFERS OF PRINCIPAL FACILITIES

     The Indenture provides that the Company will not itself, or permit any Restricted Subsidiary to, transfer any Principal Facility to any Subsidiary which is not a Restricted Subsidiary unless it applies or commits to apply an amount equal to the fair value of such Principal Facility at the time of such transfer (i) to the acquisition or improvement of a Principal Facility or (ii) to the optional redemption of debentures or to the repayment of other Superior Indebtedness of the Company or of any Restricted Subsidiary. In lieu of applying all or any part of such amount to the redemption of debentures, the Company may deliver to the Trustee debentures for cancellation and thereby reduce the amount to be applied to the redemption of debentures by the principal amount of the debentures so delivered.

MERGER AND CONSOLIDATION

     Neither the Company nor any subsidiary guarantor may consolidate or merge with or into, or sell, lease, convey or otherwise dispose of all or substantially all of its assets to, another corporation, person or entity unless
(i) the Company or such subsidiary guarantor, as applicable, is the surviving person or the successor or transferee is a corporation organized under the laws of the United States, any state thereof or the District of Columbia, or, in the case of the Company, a corporation or comparable legal entity organized under the laws of a foreign jurisdiction and whose equity securities are listed on a national securities exchange in the United States or authorized for quotation on the Nasdaq National Market, (ii) the successor or transferee assumes all the obligations of the Company or such subsidiary guarantor, as applicable (but subject to the release of a subsidiary guarantor as described under "-- Guaranties") under the debentures and the Indenture (except under certain circumstances, conversion obligations) and enters into a supplemental indenture and (iii) after such transaction no Event of Default exists.

MODIFICATION AND WAIVER

     Subject to certain exceptions, supplements of and amendments to the Indenture or the debentures may be made by us and the Trustee with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding debentures and any existing default or compliance with any provisions may be waived with the consent of the holders of a majority in aggregate principal amount of the outstanding debentures. Without the consent of any holders of the debentures, we and the Trustee may amend or supplement the Indenture or the debentures to cure any ambiguity, defect or inconsistency, to provide for the assumption of our obligations to the holders of the debentures and to make certain changes with respect to conversion rights in case of a merger or acquisition otherwise in compliance with the Indenture or to make any change that does not materially adversely affect the rights of any holder of the debentures. Without the consent of the holders of each debenture affected thereby, an amendment, supplement or waiver may not (a) change the stated maturity date of the principal of, or interest on, any debenture, or adversely affect the right to convert any debenture, (b) reduce the principal amount or repurchase price of, or interest or premium, if any, on, any debenture, (c) change the currency for payment of principal of, or interest on, any debenture,
(d) impair the right to institute suit for the enforcement of any payment on or with respect to any debenture, (e) reduce the above stated percentage of outstanding debentures necessary to amend or supplement the Indenture or waive defaults or compliance, (f) modify (with certain exceptions) any provisions of the Indenture relating to modification and amendment of the Indenture or waiver of compliance with conditions and defaults thereunder or (g) modify any subsidiary guaranty in a manner adverse to the holders of the debentures.

CONCERNING THE TRUSTEE

     The Bank of New York, the Trustee under the Indenture, has been appointed by us as the initial paying agent, conversion agent and registrar ("Registrar") with regard to the debentures. We and our subsidiaries may maintain deposit accounts and conduct other banking transactions with the Trustee or its affiliates in the ordinary course of business, and the Trustee and its affiliates may from time to time in the future provide us with banking and financial services in the ordinary course of their business.

     In case an Event of Default shall occur (and shall not be cured) and holders of the debentures have notified the Trustee, the Trustee will be required to exercise its powers with the degree of care and skill that a prudent person would exercise under the circumstances in the conduct of such person's own affairs. Subject to such provisions, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of debentures, unless the holders shall have offered to the Trustee indemnity reasonably satisfactory to it.

GOVERNING LAW

     The Indenture and debentures are governed by and will be construed in accordance with the laws of the State of New York, without giving effect to such State's conflicts of law principles.

BOOK-ENTRY, DELIVERY AND FORM

     We initially issued the debentures in the form of one or more global securities. The global security was deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC. Except as set forth below, the global security may be transferred, in whole and not in part, only to DTC or another nominee of DTC. You may hold your beneficial interests in the global security directly through DTC if you have an account with DTC or indirectly through organizations which have accounts with DTC. Debentures in definitive certificated form (called "certificated securities") will be issued only in certain limited circumstances described below.

     DTC has advised us that it is:

     - a limited purpose trust company organized under the laws of the State of New York;

     - a member of the Federal Reserve System;

     - a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

     - a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.

     DTC was created to hold securities of institutions that have accounts with DTC (called "participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, which may include the initial purchasers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC's book-entry system is also available to others such as banks, brokers, dealers and trust companies (called "indirect participants") that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

     Pursuant to procedures established by DTC, upon the deposit of the global security with DTC, DTC credited on its book-entry registration and transfer system the principal amount of debentures represented by such global security to the accounts of participants designated by the initial purchasers. Ownership of beneficial interests in the global security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global security will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participants' interests), the participants and the indirect participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global security.

     Beneficial owners of interests in global securities who desire to convert their interests into common stock should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion.

     So long as DTC, or its nominee, is the registered owner or holder of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the debentures represented by the global security for all purposes under the Indenture and the debentures. In addition, no beneficial owner of an interest in a global security will be able to transfer that interest except in accordance with the applicable procedures of DTC. Except as set forth below, as an owner of a beneficial interest in the global security you will not be entitled to have the debentures represented by the global security registered in your name, will not receive or be entitled to receive physical delivery of certificated securities and will not be considered to be the owner or holder of any debentures under the global security. We understand that under existing industry practice if an owner of a beneficial interest in the global security desires to take any action that DTC, as the holder of the global security, is entitled to take, DTC would authorize the participants to take such action and the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     We will make payments of principal of, premium on, if any, and interest on the debentures represented by the global security registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global security. Neither we, the Trustee, nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     We expect that DTC or its nominee, upon receipt of any payment of principal of, premium, if any, or interest on the global security, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the global security held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global security for any debenture or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global security owning through such participants.

     Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

     DTC has advised us that it will take any action permitted to be taken by a holder of debentures only at the direction of one or more participants to whose account the DTC interests in the global security is credited and only in respect of such portion of the aggregate principal amount of debentures as to which such participant or participants has or have given such direction. However, if DTC notifies us that they are unwilling to be a depository for the global security or ceases to be a clearing agency or there is an event of default under the debentures, DTC will exchange the global security for certificated securities which it will distribute to its participants and which will be legended, if required, as set forth under the heading "Transfer Restrictions."

     Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the global security among participants of DTC, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the Trustee will have any responsibility or liability for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion is intended to be a general summary of some of the United States federal income tax consequences of the ownership and disposition of the debentures and King common stock into which the debentures have been converted. Due to the complexity of the tax laws of the United States and other taxing jurisdictions, the uncertainty, in some instances, as to the manner in which such laws apply to the debentures, and possible changes in law, it is particularly important that each holder consult with its own tax advisor regarding the tax treatment of the ownership and disposition of debentures and common stock into which the debentures have been converted under the laws of any federal, state, local or other taxing jurisdiction.

     The discussion set forth below applies only to initial purchasers that purchase debentures at their "issue price." The "issue price" of the debentures will equal the first price at which a substantial amount of the debentures is sold for cash to the public, not including sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. This summary is based upon laws, regulations, rulings and decisions currently in effect, all of which are subject to change or differing interpretations at any time, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, or the "IRS," will not challenge one or more of the conclusions described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the United States federal income tax consequences of acquiring or holding debentures or common stock. Moreover, this summary deals only with purchasers who hold debentures or common stock into which debentures have been converted as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the "Code," and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, S corporations, regulated investment companies, tax exempt investors, dealers in securities and currencies, U.S. expatriates, person holding debentures as a position in a "straddle," "hedge," "conversion transaction," "constructive sale" or other integrated transaction for tax purposes, persons who own, directly or indirectly, 10% or more of our voting power or U.S. holders, as defined below, whose functional currency is not the U.S. dollar. Further, this discussion does not address the consequences under United States alternative minimum tax rules. United States federal estate or gift tax laws (except as specifically described below with respect to non-U.S. holders), the laws of any United States state or locality or any foreign tax laws.

     PROSPECTIVE PURCHASERS OF THE DEBENTURES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE CONSEQUENCES, IN THEIR PARTICULAR CIRCUMSTANCES, OF OWNERSHIP AND DISPOSITION OF THE DEBENTURES AND COMMON STOCK INTO WHICH THE DEBENTURES HAVE BEEN CONVERTED UNDER THE U.S. FEDERAL TAX LAWS AND THE LAWS OF ANY RELEVANT STATE, LOCAL OR NON-UNITED STATES TAXING JURISDICTION.

     As used herein, the term "U.S. holder" means a beneficial owner of debentures or common stock into which debentures have been converted that is, for United States federal income tax purposes:

     - a citizen or individual resident of the United States;

     - a corporation, or other entity that is taxable as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

     - an estate, the income of which is subject to United States federal income tax regardless of its source, or

     - a trust if, in general, a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all of its substantial decisions.

     As used herein, the term "non-U.S. holder" means a beneficial owner of debentures or common stock into which debentures have been converted that is not a U.S. holder for United States federal income tax purposes.

     If a partnership, including for this purpose any entity treated as a partnership for United States federal income tax purposes, is a beneficial owner of debentures or common stock into which debentures have been converted, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. A holder of debentures that is a partnership and partners in such a partnership should consult their tax advisors about the United States federal income tax consequences of holding and disposing of debentures and common stock into which debentures have been converted.

CLASSIFICATIONS OF THE DEBENTURES

     We will treat the debentures as indebtedness subject to the Treasury regulations governing contingent payment debt instruments, which we refer to in this prospectus as "CPDIs," for United States federal income tax purposes. Pursuant to the terms of the Indenture, we and each holder of the debentures agree, for United States federal income tax purposes, to treat the debentures in such a manner and to be bound by our application of those regulations to the debentures, including our determination of the rate at which interest will be deemed to accrue on the debentures for United States federal income tax purposes. The remainder of this discussion assumes that the debentures will be treated in accordance with that agreement and our determinations. However, the proper United States federal income tax treatment of a holder of a debenture is uncertain in various respects, and no assurance can be given that the IRS or a court will not assert that the debentures should be treated differently. In particular, there is no authority under United States federal income tax laws directly addressing the United States federal income tax treatment of instruments such as the debentures and no rulings have been sought from the IRS with respect to any of the United States federal income tax consequences discussed below. Such treatment could affect the amount, timing and character of income, gain or loss in respect of an investment in the debentures. In particular, it might be determined that a holder should have accrued interest income at a lower rate and/or at different times, should not have recognized income or loss upon a conversion and should have recognized capital gain or loss upon a taxable disposition of its debenture. Holders should consult their tax advisors concerning the tax classification of, and treatment to holders of, holding the debentures.

U.S. HOLDERS

ACCRUAL OF INTEREST ON THE DEBENTURES

     Under the rules governing CPDIs, a U.S. holder generally will be required to accrue interest income on the debentures, in the amounts described below, regardless of whether the U.S. holder uses the cash or accrual method of tax accounting. Accordingly, U.S. holders will be required to include interest in taxable income in each year in excess of the accruals on the debentures and in excess of any interest payments actually received in that year.

     The CPDI regulations provide that a U.S. holder must accrue an amount of ordinary interest income as original issue discount for United States federal income tax purposes for each accrual period prior to and including the maturity date of the debentures that equals:

          (1) the product of (i) the adjusted issue price (as defined below) of the debentures as of the beginning of the actual period and (ii) the comparable yield to maturity (as defined below) of the debentures, adjusted for the length of the accrual period;

          (2) divided by the number of days in the accrual period and

          (3) multiplied by the number of days during the accrual period that the U.S. holder held the debentures.

     A debenture's issue price is the first price at which a substantial amount of the debentures is sold to the public, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a debenture is its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals described below, and decreased by the projected amount of any payments previously made with respect to the debentures.

     Under the rules governing CPDIs, we are required to establish the "comparable yield," and we have determined that the comparable yield for the debentures is the annual yield we would incur, as of the initial issue date, on a fixed rate nonconvertible debt security with no contingent payments, but with terms and conditions otherwise comparable to those of the debentures. Accordingly, we have determined the comparable yield to be 7.75% compounded semiannually. The determination of the comparable yield, however, is not entirely clear. If our determination of the comparable yield were successfully challenged, the redetermined yield could be materially different than the comparable yield determined by us.

     We are required to provide to U.S. holders, solely for United States federal income tax purposes, a schedule of the projected amounts of payments on the debentures. This schedule must produce the comparable yield. The projected payment schedule for the debentures includes estimates for payments of interest and an estimate for a payment at maturity taking into account the conversion feature. U.S. holders may obtain the projected payment schedule by submitting a written request for such information to: King Pharmaceuticals, Inc., 501 Fifth Street, Bristol, Tennessee 37620, Attention: Corporate Affairs.

     For United States federal income tax purposes, each U.S. holder has agreed to use the comparable yield and the schedule of projected payments determined by us in determining its interest accruals, and the adjustments thereto described below, in respect of the debentures.

     THE COMPARABLE YIELD AND THE SCHEDULE OF PROJECTED PAYMENTS ARE NOT DETERMINED FOR ANY OTHER PURPOSE OTHER THAN FOR THE DETERMINATION OF A U.S. HOLDER'S INTEREST ACCRUALS AND ADJUSTMENTS THEREOF IN RESPECT OF THE DEBENTURES FOR UNITED STATES FEDERAL INCOME TAX PURPOSES AND DO NOT CONSTITUTE A PROJECTION OR REPRESENTATION REGARDING THE ACTUAL AMOUNTS PAYABLE WITH RESPECT TO THE DEBENTURES.

     Amounts treated as interest under the CPDI regulations are treated as original issue discount for all purposes of the Code.

ADJUSTMENTS TO INTEREST ACCRUALS ON THE DEBENTURES

     If, by reason of a resetting of the interest rate on the debentures, a U.S. holder is to receive payments with respect to the debentures that exceed the total amount of projected payments for the related period, the U.S. holder will incur a "net positive adjustment" under the CPDI regulations. Although it is not entirely clear, it is likely that the net positive adjustment will equal the present value of the redetermined payments in excess of the present value of the projected payments, discounting at the comparable yield. This adjustment will be treated as additional interest income in the tax year to which it relates. Conversely, if by reason of a resetting of the interest rate on the debentures a U.S. holder is to receive payments with respect to the debentures that are less than the total amount of projected payments for the related period, the U.S. holder will incur a "net negative adjustment" under the CPDI regulations. Although it is not entirely clear, it is likely that the net negative adjustment will equal the present value of the projected payments in excess of the present value of the redetermined payments, discounting at the comparable yield. This adjustment will (a) reduce the U.S. holder's interest income on the debentures for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of the U.S. holder's interest income on the debentures during the prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments.

SALE, EXCHANGE, CONVERSION OR REDEMPTION

     Generally, the sale, exchange, redemption or other disposition of a debenture will result in taxable gain or loss to a U.S. holder. In addition, as described above, our calculation of the comparable yield and the schedule of projected payments on the debentures includes the receipt of common stock upon conversion as a contingent payment with respect to the debentures. Accordingly, we intend to treat the receipt of our common stock by a U.S. holder upon the conversion of a debenture as a contingent payment under the CPDI regulations. As described above, holders are generally bound by our determination of the comparable yield and the schedule of projected payments. Under this treatment, a conversion will also result in taxable gain or loss to the U.S. holder. The amount of gain or loss on a taxable sale, exchange, conversion, redemption or other disposition will be equal to the difference between (a) the amount of cash plus the fair market value of any other property received by the U.S. holder, including the fair market value of any of our common stock received, and (b) the U.S. holder's adjusted tax basis in the debenture. A U.S. holder's adjusted tax basis in a debenture should generally be equal to the U.S. holder's original purchase price for the debenture, increased by any interest income previously accrued by the U.S. holder and decreased by the amount of any projected payments previously made on the debentures to the U.S. holder. Gain recognized upon a sale, exchange, conversion, redemption or other disposition of a debenture will generally be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest previously included in income, and thereafter, capital loss (which will be long-term if the debenture is held for more than one year). The deductibility of net capital losses by individuals and corporations is subject to limitations. All holders should consult their tax advisors regarding the treatment of capital gains and losses.

     A U.S. holder's tax basis in our common stock received upon a conversion of a debenture will equal the then current fair market value of such common stock. The U.S. holder's holding period for the common stock received will commence on the day immediately following the date of conversion.

     Given the uncertain tax treatment of instruments such as the debentures, holders should contact their tax advisors concerning the tax treatment of a sale, exchange, conversion or redemption of a debenture and the ownership of common stock.

DIVIDENDS ON COMMON STOCK

     If a U.S. holder converts debentures into common stock, in general, distributions on the common stock that are paid out of our current or accumulated earnings and profits, as defined for United States federal income tax purposes, will constitute dividends and will be includible in income by a holder and taxable as ordinary income when received, in accordance with that holder's method of accounting for United States federal income tax purposes. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated first as a tax-free return of the U.S. holder's investment, up to the holder's basis in the common stock. Any remaining excess will be treated as capital gain.

CONSTRUCTIVE DIVIDENDS

     The conversion price of the debentures is subject to adjustment under certain circumstances. Under Section 305 of the Code and the Treasury regulations issued thereunder, an adjustment to the conversion price, or the failure to make such an adjustment, may under particular circumstances be treated as a constructive taxable dividend to U.S. holders of our debentures or common stock to the extent of our current or accumulated earnings and profits. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the proportionate interest of a U.S. holder of debentures in our earnings and profits generally should not result in a constructive distribution where the adjustment does not compensate the U.S. holder of debentures for taxable distributions to our stockholders. However, in other circumstances, adjustments (or the failure to make adjustments) may result in a constructive distribution to U.S. holders of debentures or common stock that is taxable to the holders even though they did not receive any cash or property. For example, if at any time we make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for United States federal income tax purposes and, in accordance with the anti-dilution provisions of the debentures, the conversion rate of the debentures is increased, such increase may be deemed to be the payment of a taxable dividend to holders of the debentures. Conversely, if an event occurs that dilutes the interests of holders of our debentures and the conversion price is not adjusted, the resulting increase in the proportionate interests of holders of common stock could be treated as a taxable stock dividend to the holders of our common stock.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     Non-exempt U.S. holders may be subject to information reporting with respect to certain "reportable payments," including payments of principal and interest on debentures, dividends on common stock and the proceeds of the sale or other disposition of the debentures or common stock. Non-exempt U.S. holders that are subject to information reporting and that do not provide appropriate information and certifications when requested may be subject to backup withholding at a rate not to exceed 31%. U.S. holders should consult their tax advisors regarding the applicability of backup withholding.

     We will report to the U.S. holders of debentures and common stock and to the IRS the amount of any "reportable payments" for each calendar year and the amount of tax withheld, if any, with respect to such payments.

SPECIAL RULES APPLICABLE TO NON-U.S. HOLDERS

     Although the following discussion applies specifically to non-U.S. holders, it is not exhaustive. The discussion preceding this section may also apply to non-U.S. holders. Non-U.S. holders should consult their own tax advisors concerning the applicability of the United States federal tax laws and the laws of any relevant state, local or non-United States taxing jurisdiction.

PAYMENT OF INTEREST

     Generally, payments of interest (including original issue discount) to nonresident persons or entities are subject to a United States withholding tax at a rate of 30%, except where an applicable tax treaty provides for the reduction or elimination of such withholding tax and the recipient of the interest payments complies with all certification requirements necessary to qualify for the treaty benefit. However, payments to a non-U.S. holder of interest income and original issue discount that is not effectively connected with a United States trade or business will not be subject to a United States withholding tax under the "portfolio interest exemption" provided that:

     - the non-U.S. holder does not actually or constructively own (pursuant to the conversion feature of the debentures or otherwise) 10% or more of the combined voting power of all of our classes of stock entitled to vote and

     - the non-U.S. holder is not a "controlled foreign corporation" related to us actually or constructively through stock ownership.

     The portfolio interest exemption and several of the special rules for non-U.S. holders described below apply only if the non-U.S. holder certifies its nonresident status. A non-U.S. holder can meet this certification requirement by providing a Form W-8BEN or appropriate substitute form to us or our paying agent. If a non-U.S. holder holds the debenture through a financial institution or other agent acting on the holder's behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent. The agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. If a non-U.S. holder holds the debenture through a "qualified intermediary," the qualified intermediary must have sufficient information in its files indicating that such non-U.S. holder is a non-U.S. holder. For payments made to a foreign partnership, the certification requirements will generally apply to the partners rather than the partnership.

     We may be required to report annually to the IRS and to each non-U.S. holder the amount of interest and original issue discount paid to, and the tax withheld, if any, with respect to, each non-U.S. holder.

     Except to the extent that an applicable treaty otherwise provides, generally a non-U.S. holder will be taxed in the same manner as a U.S. holder with respect to interest (including original issue discount) if the interest income is effectively connected with the non-U.S. holder's conduct of a United States trade or business. A corporate non-U.S. holder may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate (or, if applicable, a lower treaty rate). Even though such effectively connected interest is subject to income tax, and may be subject to the branch profits tax, it may not be subject to withholding tax if the non-U.S. holder delivers proper certification (a Form W-8ECI) to the payor.

SALE, EXCHANGE, CONVERSION OR REDEMPTION OF DEBENTURES

     In general, any gain or income arising with respect to the sale, exchange, conversion or redemption of a debenture or from the sale or other disposition of common stock received upon conversion of a debenture will be exempt from United States federal income or withholding tax, provided that: (i) such non-U.S. holder is not an individual who is present in the United States for 183 days or more in the taxable year of disposition, or such individual does not have a "tax home" (as defined in section 911(d)(3) of the Code) or an office or other fixed place of business in the United States; (ii) such payments and gain are not effectively connected with the conduct by such non-U.S. holder of a trade or business in the United States; (iii) we are not, nor have we been at any time within the shorter of the five-year period preceding such sale or other disposition and the period the non-U.S. holder held a debenture, a United States real property holding corporation within the meaning of Section 897 of the Code; and (iv) in the case of gain or income arising with respect to the sale or other disposition of a debenture, interest on the debenture qualifies for the portfolio interest exemption and the non-U.S. holder so certifies as described above.

     We do not believe that we are currently a "United States real property holding corporation" within the meaning of Section 897 of the Code and do not expect that we will become one in the future.

     Gain or income arising with respect to a sale or other disposition of a debenture or of common stock received upon conversion of a debenture that is effectively connected to a United States trade or business income of a non-U.S. holder will generally be subject to regular United States income tax in the same manner as if it were realized by a U.S. holder. Non-U.S. holders that realize United States trade or business income with respect to the debentures or common stock should consult their tax advisers as to the treatment of such income or gain. In addition, United States trade or business income of a non-U.S. holder that is a non-United States corporation may be subject to a branch profits tax at a rate of 30%, or such lower rate provided by an applicable income tax treaty.

DIVIDENDS

     A non-U.S. holder of our common stock will generally be subject to United States federal withholding tax at a 30% rate (or lower rate provided under any applicable income tax treaty) on distributions by us with respect to our common stock that are treated as dividends paid (and on dividends deemed paid on the debentures or common stock, as described above under "Constructive Dividends") and that are not effectively connected with a United States trade or business. To claim the benefits of a tax treaty, a non-U.S. holder must properly complete a Form W-8BEN. Except to the extent that an applicable tax treaty otherwise provides, generally, a non-U.S. holder will be taxed in the same manner as a U.S. holder on dividends paid (or deemed paid) that are effectively connected with the non-U.S. holder's conduct of a trade or business in the United States, and a corporate non-U.S. holder may also be subject to the branch profits tax at a 30% rate or such lower rate as may be specified in an applicable income tax treaty. Such non-U.S. holder, however, generally will not be subject to withholding tax provided that a Form W-8ECI is properly completed.

DEATH OF A NON-U.S. HOLDER

     An individual who is not a citizen or resident of the United States and who holds a debenture at the time of death will not be required to include the debenture in the individual's gross estate for United States Federal estate tax purposes, provided that interest payments with respect to such debenture would have qualified for the portfolio interest exemption described above. However, if such an individual holds our common stock, actually or beneficially, at the time of the individual's death (or previously transferred the common stock subject to certain retained rights or powers), the common stock will be included in the individual's gross estate and subject to United States federal estate tax unless otherwise provided by an applicable estate tax treaty.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     Generally, information reporting and backup withholding do not apply to payments that are subject to the 30% withholding tax on dividends or interest paid to non-U.S. holders, or to interest or dividends that are exempt from that tax by application of a tax treaty or special exception. Also, generally, if payments are made to a non-U.S. holder by a broker upon a sale of debentures or common stock, the payments will not be subject to information reporting or backup withholding, provided that either a sale occurs through a foreign office of a foreign broker that has no connection with the United States, as described in the applicable Treasury regulations, or such borrower has in its records certain documentary evidence allowed by Treasury regulations that the beneficial owner is a non-U.S. holder, certain other conditions are met and the broker does not have actual knowledge that the holder is a United States person. In order to avoid backup withholding, a non-U.S. holder may be required to certify the holder's foreign status. Non-U.S. holders of debentures or common stock should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of exemptions and the procedure for obtaining any available exemption.

     THE PRECEDING DISCUSSION OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. THE PROPER TAX TREATMENT OF A HOLDER OR DEBENTURES IS UNCERTAIN IN VARIOUS RESPECTS. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR AS TO PARTICULAR TAX CONSEQUENCES TO IT OF PURCHASING, HOLDING AND DISPOSING OF THE DEBENTURES AND SHARES OF OUR COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAWS.

                            SELLING SECURITYHOLDERS

     All of the debentures, and any shares of our common stock issued upon conversion of the debentures, are being offered by the selling securityholders listed in the table below or referred to in a prospectus supplement. We issued and sold the debentures in a private placement in November 2001 to a number of initial purchasers, represented by Credit Suisse First Boston Corporation, J.P. Morgan Securities Inc., Banc of America Securities LLC and UBS Warburg LLC, and the debentures were simultaneously sold by the initial purchasers to the selling securityholders in exempt transactions under the Securities Act.

     No offer or sale under this prospectus may be made by a holder of the securities unless listed in the table in this prospectus or until that holder has notified us and a supplement to this prospectus has been filed or an amendment to the related registration statement has become effective, or unless it is with respect to common stock issued by us as described in the immediately preceding paragraph. We will supplement or amend this prospectus to include additional selling securityholders upon request and upon provision of all required information to us.

     The selling securityholders may offer and sell, from time to time, any or all of their debentures or common stock issued upon conversion of those debentures.

     The following table sets forth the name, principal amount of debentures and number of shares beneficially owned by the selling securityholders intending to sell the debentures or common stock and the principal amount at maturity of debentures or shares of common stock to be offered. Based on information provided to us by the selling securityholders, no selling securityholder selling in connection with the prospectus or prospectus supplement has held any position or office with, been employed by or otherwise has had a material relationship with us or any of our affiliates during the three years prior to the date of the prospectus or prospectus supplement.

                                                         PRINCIPAL AMOUNT                   NUMBER OF
                                                          AT MATURITY OF     PERCENTAGE     SHARES OF
                                                            DEBENTURES           OF        COMMON STOCK
                                                        BENEFICIALLY OWNED   DEBENTURES    THAT MAY BE
                                                         THAT MAY BE SOLD    OUTSTANDING   SOLD HEREBY
SELLING SECURITYHOLDERS                                       HEREBY             (2)         (1) (2)
-----------------------                                 ------------------   -----------   ------------
                                                          (IN THOUSANDS)
American Fidelity Assurance Company...................       $    250              *            4,984
Aristeia International Limited........................          2,340              *           46,650
Aristeia Partners, LP.................................            660              *           13,157
Associated Electric & Gas Insurance Services
  Limited.............................................            500              *            9,968
Aventis Pension Master Trust..........................            465              *            9,270
Bank Austria Cayman Islands, Ltd......................         11,400            3.3%         227,272
Boilermaker -- Blacksmith Pension Trust...............          1,950              *           38,875
CALAMOS Convertible Fund -- CALAMOS Investment
  Trust...............................................          8,400            2.4%         167,464
CALAMOS Convertible Growth and Income Fund -- CALAMOS
  Investment Trust....................................          5,315            1.5%         105,960
CALAMOS Convertible Portfolio -- CALAMOS Advisors
  Trust...............................................            210              *            4,186
CALAMOS Global Convertible Fund -- CALAMOS Investment
  Trust...............................................            215              *            4,286
CALAMOS Market Neutral Fund -- CALAMOS Investment
  Trust...............................................          8,300            2.4%         165,470
Chrysler Corporation Master Retirement Trust..........          3,965            1.1%          79,047
City of Albany Pension Plan...........................            175              *            3,488

                                                         PRINCIPAL AMOUNT                   NUMBER OF
                                                          AT MATURITY OF     PERCENTAGE     SHARES OF
                                                            DEBENTURES           OF        COMMON STOCK
                                                        BENEFICIALLY OWNED   DEBENTURES    THAT MAY BE
                                                         THAT MAY BE SOLD    OUTSTANDING   SOLD HEREBY
SELLING SECURITYHOLDERS                                       HEREBY             (2)         (1) (2)
-----------------------                                 ------------------   -----------   ------------
                                                          (IN THOUSANDS)
City of Knoxville Pension System......................       $    635              *           12,659
Clarica Life Insurance Co. -- U.S.....................            500              *            9,968
The Cockrell Foundation...............................            100              *            1,993
Consulting Group Capital Markets Funds................            250              *            4,984
Delta Air Lines Master Trust..........................          4,345            1.3%          86,622
Delta Pilots D & S Trust..............................            530              *           10,566
Delta Pilots Disability and Survivorship Trust........            660              *           13,157
Deutsche Banc Alex Brown, Inc.........................         38,500           11.2%         767,543
Dorinco Reinsurance Company...........................          1,100              *           21,929
The Dow Chemical Company Employees' Retirement Plan...          3,900            1.1%          77,751
Drury University......................................             60              *            1,196
First Union Securities Inc............................         10,405            3.0%         207,436
The Fondren Foundation................................            120              *            2,392
The Frist Foundation..................................            215              *            4,286
Genesee County Employees' Retirement System...........            875              *           17,444
Global Bermuda Limited Partnership....................          1,200              *           23,923
Goldman Sachs and Company.............................          5,000            1.4%          99,681
Granville Capital Corporation.........................          6,990            2.0%         139,354
Greek Catholic Union of the USA.......................             90              *            1,794
H.K. Porter Company, Inc..............................             50              *              996
HFR Master Fund, Ltd..................................             50              *              996
Jackson County Employees' Retirement System...........            200              *            3,987
Jersey (IMA) Limited..................................          2,000              *           39,872
KBC Financial Products USA Inc........................          1,250              *           24,920
Kettering Medical Center Funded Depreciation
  Account.............................................            120              *            2,392
Knoxville Utilities Board Retirement System...........            280              *            5,582
Lakeshore International Ltd...........................          4,800            1.4%          95,693
LibertyView Funds, LP.................................          8,000            2.3%         159,489
Louisiana Workers' Compensation Corporation...........            500              *            9,968
Macomb County Employees' Retirement System............            500              *            9,968
Microsoft Corporation.................................          1,530              *           30,502
Motion Picture Industry Health Plan -- Active.........            365              *            7,276
Motion Picture Industry Health Plan -- Retiree........            155              *            3,090
NORCAL Mutual Insurance Company.......................            375              *            7,476
Oakwood Healthcare, Inc. Pension Plan.................            150              *            2,990
OCM Convertible Trust.................................          2,345              *           46,750
Paloma Securities LLC.................................         36,500           10.6%         727,671
Partner Reinsurance Company Ltd.......................            630              *           12,559

                                                         PRINCIPAL AMOUNT                   NUMBER OF
                                                          AT MATURITY OF     PERCENTAGE     SHARES OF
                                                            DEBENTURES           OF        COMMON STOCK
                                                        BENEFICIALLY OWNED   DEBENTURES    THAT MAY BE
                                                         THAT MAY BE SOLD    OUTSTANDING   SOLD HEREBY
SELLING SECURITYHOLDERS                                       HEREBY             (2)         (1) (2)
-----------------------                                 ------------------   -----------   ------------
                                                          (IN THOUSANDS)
Port Authority of Allegheny County Retirement and
  Disability Allowance Plan for the Employees
  Represented by Local 85 of the Amalgamated Transit
  Union...............................................       $  2,050              *           40,869
Prisma Foundation.....................................             80              *            1,594
Qwest Occupational Health Trust.......................            150              *            2,990
RAM Trading Ltd.......................................          5,000            1.4%          99,681
RCG Halifax Master Fund Ltd...........................            250              *            4,984
RCG Multi Strategy LP.................................            500              *            9,968
RGC Latitude Master Fund, Ltd.........................          2,850              *           56,818
SCI Endowment Care Common Trust Fund -- First Union...             60              *            1,196
SCI Endowment Care Common Trust Fund -- National
  Fiduciary Services..................................            280              *            5,582
SCI Endowment Care Common Trust Fund -- Suntrust......            115              *            2,292
Southdown Pension Plan................................            200              *            3,987
Southern Farm Bureau Life Insurance Company...........          1,100              *           21,929
Spear, Leeds & Kellogg, LP............................            250              *            4,984
SPT...................................................          2,400              *           47,846
State Employees' Retirement Fund of the State of
  Delaware............................................          1,575              *           31,399
State of Connecticut Combined Investment Funds........          3,285              *           65,490
TD Securities (USA) Inc...............................         17,000            4.9%         338,915
TQA Master Fund, Ltd..................................            750              *           14,952
TQA Master Plus Fund, Ltd.............................            750              *           14,952
Union Carbide Retirement Account......................          1,900              *           37,878
United Food and Commercial Workers Local 1262 and
  Employers Pension Fund..............................            900              *           17,942
Vopak USA Inc. Retirement Plan........................            475              *            9,469
                                                             --------           ----        ---------
                                                             $221,340           64.2%       4,412,649
                                                             ========           ====        =========

---------------

 * Less than 1%.

1. Assumes conversion of all of the holder's debentures at a conversion price of $50.16 per share of our common stock. This conversion price, however, will be subject to adjustment as described under "Description of Debentures -- Conversion Rights." As a result, the number of shares of our common stock issuable upon conversion of the debentures may increase or decrease in the future.

2. Information about any other selling securityholders may be set forth in one or more prospectus supplements, if required, and assumes that any other holders of debentures, or any future transferees, pledges, donees or successors of or from any such other holders of debentures, do not beneficially own any common stock, other than the common stock issuable upon conversion of the debentures at the initial conversion rate. In calculating these amounts, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder's debentures. However, we did not assume the conversion of any other holders' debentures. Based upon such assumptions, no holder will own more than 1% of our common stock.

     We prepared this table based on the information supplied to us by the selling securityholders named in the table, and we have not sought to verify such information.

     The selling securityholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their debentures or shares of our common stock since the date on which the information in the above table was provided to us. Information about the selling securityholders may change over time.

     Because the selling securityholders may offer all or some of their debentures or the shares of our common stock issuable upon conversion of the debentures from time to time, we cannot estimate the amount of the debentures or number of shares of our common stock that will be held by the selling securityholders upon the termination of any particular offering by such selling securityholder. See "Plan of Distribution."

                              PLAN OF DISTRIBUTION

     The selling securityholders intend to distribute the debentures and the shares of our common stock issuable upon conversion of the debentures from time to time only as follows (if at all)

     - to or through underwriters, brokers or dealers,

     - directly to one or more other purchasers,

     - through agents on a best-efforts basis; or

     - otherwise through a combination of any such methods of sale.

     If a selling securityholder sells the debentures or shares of our common stock issuable upon conversion of the debentures through underwriters, dealers, brokers or agents, such underwriters, dealers, brokers or agents may receive compensation in the form of discounts, concessions or commissions from the selling securityholder and/or the purchasers of the debentures or shares of our common stock.

     The debentures and the shares of our common stock issuable upon conversion of the debentures may be sold from time to time

     - in one or more transactions at a fixed price or prices, which may be changed;

     - at market prices prevailing at the time of sale;

     - at prices related to such prevailing market prices;

     - at varying prices determined at the time of sale; or

     - at negotiated prices.

     Such sales may be effected in transactions

     - on any national securities exchange or quotation service on which the debentures or our common stock may be listed or quoted at the time of sale;

     - in the over-the-counter market;

     - in block transactions in which the broker or dealer so engaged will attempt to sell the debentures or shares of our common stock issuable upon conversion thereof as agent but may position and resell a portion of the block as principal to facilitate the transaction, or in crosses, in which the same broker acts as an agent on both sides of the trade;

     - transactions otherwise than on such exchanges or services or the over-the-counter market;

     - through the writing of options; or

     - through other types of transactions.

     In connection with sales of the debentures or our common stock or otherwise, the selling securityholder may enter into hedging transactions with brokers-dealers or others, which may in turn engage in short sales of the debentures or our common stock in the course of hedging the positions they assume. The selling securityholder may also sell debentures or our common stock short and deliver debentures or our common stock to close out such short positions, or loan or pledge debentures or our common stock to brokers-dealers or others that in turn may sell such securities. The selling securityholder may pledge or grant a security interest in some or all of the debentures or our common stock issued upon conversion of the debentures owned by it and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the debentures or our common stock from time to time pursuant to this prospectus. The selling securityholder also may transfer and donate debentures or shares of our common stock issuable upon conversion of the debentures in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling securityholder for purposes of the prospectus. The selling securityholder may sell short our common stock and may deliver this prospectus in connection with such short sales and use the shares of our common stock covered by the prospectus to cover such short sales. In addition, any debentures or shares of our common stock covered by this prospectus that qualify for sale pursuant to Rule 144, Rule 144A or any other available exemption from registration under the Securities Act may be sold under Rule 144, Rule 144A or such other available exemption.

     At the time a particular offering of debentures or shares of our common stock issuable upon conversion thereof is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of debentures or number of shares of our common stock being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, if any, and any discounts, commissions or concessions allowed or reallowed to be paid to brokers or dealers.

     Selling securityholders and any underwriters, dealers, brokers or agents who participate in the distribution of the debentures or shares of our common stock may be deemed to be "underwriters" within the meaning of the Securities Act and any profits on the sale of the debentures or shares of our common stock by them and any discounts, commissions or concessions received by any such underwriters, dealers, brokers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

     The selling securityholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M which may limit the timing of purchases and sales of the debentures and shares of our common stock by the selling securityholders and any other such person. Furthermore, Regulation M under the Exchange Act may restrict the ability of any person engaged in a distribution of the debentures or shares of our common stock to engage in market-making activities with respect to the debentures and shares of our common stock being distributed for a period of up to five business days prior to the commencement of such distribution. All of the foregoing may affect the marketability of the debentures and shares of our common stock and the ability of any person or entity to engage in market-making activities with respect to the debentures and shares of our common stock.

     Pursuant to the registration rights agreement entered into in connection with the offer and sale of the debentures by us, each of us on the one hand and the selling securityholders on the other hand will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith.

     We will pay the expenses of the shelf registration statement, provided that each selling securityholder will pay all fees and expenses of its own counsel and any broker's commission, agency fee or underwriter's discount or commission.

                                 LEGAL MATTERS

     The validity of our debentures and the common stock issuable upon conversion of the debentures will be passed upon for King by Baker, Donelson, Bearman & Caldwell, Johnson City, Tennessee.

                                    EXPERTS

     The audited financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K/A for the year ended December 31, 2000, except as they relate to Jones Pharma Incorporated as of December 31, 1999 and for each of the two years in the period ended December 31, 1999, have been audited by PricewaterhouseCoopers LLP, independent accountants, and, insofar as they relate to Jones Pharma Incorporated, by Ernst & Young LLP, independent accountants, whose reports thereon appear therein. These financial statements have been so incorporated in reliance on the reports (which contain an explanatory paragraph relating to the restatement of our consolidated financial statements for the year ended December 31, 2000) of these independent accountants given on the authority of these firms as experts in auditing and accounting.

     The financial statements of the Corgard(R), Corzide(R), Delestrogen(R) and Florinef(R) Products of Bristol-Myers Squibb Company as of June 30, 2001 and December 31, 2000 and for the six months then ended and year then ended, respectively, incorporated in this prospectus by reference to the Current Report on Form 8-K/A dated August 9, 2001, as amended on August 24, 2001 and October 19, 2001, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of such firm as experts in auditing and accounting.

     The financial statements of the Wyeth-Ayerst Laboratories Division - Nordette(R), Bicillin(R) and Wycillin(R) Product Lines of American Home Products Corporation as of December 31, 1999 and for the year then ended incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the report of that firm and upon the authority of that firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C. and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available on the SEC's Website at "http://www.sec.gov."

     We incorporate by reference into this prospectus certain information we have filed or will file with the Securities and Exchange Commission, which means that we can disclose important information by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the sale of all the debentures and common stock issuable upon conversion of the debentures covered by this prospectus:

     - Our Annual Report on Form 10-K for the year ended December 31, 2000 and as amended on September 20, 2001.

     - Our Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2001.

     - Our Current Reports on Form 8-K filed:

        - June 30, 2000, as amended on September 21, 2000;

        - January 8, 2001;

        - July 23, 2001 (pertaining to our four-for-three stock split);

        - August 9, 2001, as amended on August 24, 2001 and on October 19, 2001; and

        - November 2, 2001.

     - The description of our capital stock contained in our Registration Statement on Form S-1 (Registration No. 333-38753), filed with the SEC on October 27, 1997.

     You may request a copy of these filings, at no cost, by writing or telephoning:

         King Pharmaceuticals, Inc.
         501 Fifth Street
         Bristol, Tennessee 37620
         Attention: Corporate Affairs Department
         Telephone: (423) 989-8023

     You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We will not make an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

                         INDEX TO FINANCIAL STATEMENTS

Unaudited Pro Forma Consolidated Financial Statements.......   F-1
King Pharmaceuticals, Inc. Unaudited Pro Forma Consolidated
  Balance Sheet as of September 30, 2001....................   F-2
King Pharmaceuticals, Inc. Unaudited Pro Forma Consolidated
  Statement of Operations for the Year Ended December 31,
  2000......................................................   F-3
King Pharmaceuticals, Inc. Unaudited Pro Forma Consolidated
  Statement of Operations for the Nine Months Ended
  September 30, 2001........................................   F-4
Notes to Unaudited Pro Forma Consolidated Statements Of
  Operations................................................   F-5

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

     The following Unaudited Pro Forma Financial Statements have been prepared to give effect to the recent acquisition of the Corzide(R), Delestrogen(R), and Florinef(R) product lines as well as the fully paid license to and trademark for the Corgard(R) product from Bristol-Myers Squibb (the "BMS Acquisition") on August 8, 2001. The Unaudited Pro Forma Consolidated Balance Sheet as of September 30, 2001, gives effect to the BMS Acquisition as of August 8, 2001, the acquisition date. The Unaudited Pro Forma Consolidated Statements of Operations for the nine months ended September 30, 2001 and for the year ended December 31, 2000 give effect to the BMS Acquisition as if it had occurred on January 1, 2000.

     The pro forma adjustments are based upon available information and certain assumptions that King believes are reasonable under the circumstances. Pro forma adjustments are applied to the historical financial statements of King and the BMS Acquisition. The BMS Acquisition was accounted for under the purchase method of accounting. King's allocation of purchase price was based upon the estimated fair value of assets acquired and liabilities assumed in accordance with Statements of Financial Accounting Standards ("SFAS") No. 141 and 142. The purchase price allocation among the various products acquired, the determination as to whether the useful life is indefinite or finite and the assignment of lives to the intangibles designated as having finite lives under SFAS No. 142 are preliminary and subject to further evaluation and interpretation.

     The Unaudited Pro Forma Consolidated Financial Statements should be read in conjunction with King's historical Consolidated Financial Statements and related Notes, Management's Discussion and Analysis of Financial Condition and Results of Operations included in the Annual Report on Form 10-K/A for the year ended December 31, 2000 and the Quarterly Report on Form 10-Q for the quarter ended September 30, 2001. The Unaudited Pro Forma Consolidated Financial Statements and related notes are provided for information purposes only and do not purport to be indicative of the results which would have actually been obtained had the BMS Acquisition been completed on the date indicated or which may be expected to occur in the future.

                           KING PHARMACEUTICALS, INC.

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                            AS OF SEPTEMBER 30, 2001
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                          THE COMPANY
                                                             AS OF           PRO FORMA
                                                       SEPTEMBER 30, 2001   ADJUSTMENTS   PRO FORMA
                                                       ------------------   -----------   ----------
ASSETS
CURRENT ASSETS:
Cash and cash equivalents............................      $   19,986        $     --     $   19,986
Trade accounts receivable, net.......................         131,533              --        131,533
Inventory............................................          96,972              --         96,972
Deferred income taxes................................          16,862              --         16,862
Prepaid expenses and other current assets............           6,005              --          6,005
                                                           ----------        --------     ----------
  Total current assets...............................         271,358              --        271,358
Property and equipment, net..........................         138,977              --        138,977
Intangible assets, net...............................       1,047,965              --      1,047,965
Other assets.........................................          65,813              --         65,813
                                                           ----------        --------     ----------
  Total assets.......................................      $1,524,113        $     --     $1,524,113
                                                           ==========        ========     ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable.....................................      $   17,104        $     --     $   17,104
Accrued expenses.....................................         107,218              --        107,218
Income taxes payable.................................          39,189              --         39,189
Current portion of long-term debt....................           1,509              --          1,509
                                                           ----------        --------     ----------
  Total current liabilities..........................         165,020              --        165,020
Long-term debt.......................................          98,639              --         98,639
Deferred income taxes................................          17,074              --         17,074
Other liabilities....................................          66,327              --         66,327
                                                           ----------        --------     ----------
  Total liabilities..................................         347,060              --        347,060
Shareholders' equity.................................       1,177,053              --      1,177,053
                                                           ----------        --------     ----------
  Total liabilities and shareholders' equity.........      $1,524,113        $     --     $1,524,113
                                                           ==========        ========     ==========

                           KING PHARMACEUTICALS, INC.

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2000
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                      KING FOR THE
                                       YEAR ENDED                          PRO FORMA
                                    DECEMBER 31, 2000   BMS ACQUISITION   ADJUSTMENTS      PRO FORMA
                                    -----------------   ---------------   -----------     ------------
INCOME STATEMENT DATA:
Total revenues....................    $    620,243          $69,188        $     --       $    689,431
                                      ------------          -------        --------       ------------
Cost of revenues, including
  royalty expense.................         142,549            2,633           2,210(1)         147,392
Nonrecurring charge-cost of
  revenues-inventory write-off....          28,722                                              28,722
Selling, general and
  administrative..................         132,868            3,294                            136,162
Depreciation and amortization.....          41,942                            4,356(2)          46,298
Research and development
  expense.........................          18,684                                              18,684
Nonrecurring charge-research and
  development.....................           6,107                                               6,107
Merger, restructuring, and other
  nonrecurring charges............          64,643                                              64,643
                                      ------------          -------        --------       ------------
     Total operating costs and
       expenses...................         435,515            5,927           6,566            448,008
                                      ------------          -------        --------       ------------
Operating income..................         184,728           63,261          (6,566)           241,423
Net interest income (expense).....         (25,099)                         (11,551)(3)        (36,650)
Other income, net.................           3,333                                               3,333
                                      ------------          -------        --------       ------------
  Income before income taxes and
     extraordinary item(s)........         162,962           63,261         (18,117)           208,106
Income tax expense................         (76,332)              --         (16,929)(4)        (93,261)
                                      ------------          -------        --------       ------------
Income before extraordinary
  item(s).........................    $     86,630          $63,261        $(35,046)      $    114,845
                                      ============          =======        ========       ============
Basic income per common share.....    $       0.40                                        $       0.53
                                      ============                                        ============
Diluted income per common share...    $       0.39                                        $       0.52
                                      ============                                        ============
Shares used in basic net income
  per share.......................     217,766,201                                         217,766,201
Shares used in diluted net income
  per share.......................     222,356,590                                         222,356,590

     See Notes to Unaudited Pro Forma Consolidated Statement of Operations

                           KING PHARMACEUTICALS, INC.

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                            KING FOR THE
                                            NINE MONTHS
                                               ENDED              BMS        PRO FORMA
                                         SEPTEMBER 30, 2001   ACQUISITION   ADJUSTMENTS      PRO FORMA
                                         ------------------   -----------   -----------     ------------
INCOME STATEMENT DATA:
Total revenues.........................     $    617,915        $15,064      $     --       $    632,979
                                            ------------        -------      --------       ------------
Cost of revenues, including royalty
  expense..............................          131,167            703           351(1)         132,221
Selling, general and administrative....           95,469          1,183                           96,652
Co-promotion fees......................           62,552                                          62,552
Co-promotion marketing expense.........           14,302                                          14,302
Depreciation and amortization..........           35,481                        2,613(2)          38,094
Research and development expense.......           17,932                                          17,932
Research and development-Special
  license rights.......................            3,000                                           3,000
Merger, restructuring and other
  nonrecurring charges.................            3,279             --            --              3,279
                                            ------------        -------      --------       ------------
       Total operating costs and
          expenses.....................          363,182          1,886         2,964            368,032
                                            ------------        -------      --------       ------------
Operating income.......................          254,733         13,178        (2,964)           264,947
Net interest income/(expense)..........           (1,206)                      (6,321)(3)         (7,527)
Other income, net......................            6,502                                           6,502
                                            ------------        -------      --------       ------------
     Income before income taxes and
       extraordinary item(s)...........          260,029         13,178        (9,285)           263,922
Income tax expense.....................          (96,991)            --        (1,452)(4)        (98,443)
                                            ------------        -------      --------       ------------
Income before extraordinary item(s)....     $    163,038        $13,178      $(10,737)      $    165,479
                                            ============        =======      ========       ============
Basic income per common share..........     $       0.71                                    $       0.72
                                            ============                                    ============
Diluted income per common share........     $       0.70                                    $       0.72
                                            ============                                    ============
Shares used in basic net income per
  share................................      228,692,444                                     228,692,444
Shares used in diluted net income per
  share................................      231,154,912                                     231,154,912

     See Notes to Unaudited Pro Forma Consolidated Statement of Operations

                           KING PHARMACEUTICALS, INC.

       NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

(1) Reflects increases in costs pursuant to contractually determined manufacturing prices.

(2) Includes amortization of the value of the Corgard(R) product of $42.2 million, including $0.2 million of acquisition costs, over a period of 20 years. Includes amortization of the value of the Corzide(R) product of $67.4 million, including $0.4 million of acquisition costs, over a period of 30 years. Assumes the Delestrogen(R), and Florinef(R) product lines have an indefinite life and therefore are not amortized.

(3) Assumes a reduction of interest income at a rate of 4.0% due to the use of cash. Assumes the additional interest costs on additional indebtedness based on the actual interest rate of 6.04% for the actual period of borrowing. A one-eighth percentage point change in interest rates would result in additional expense of $9,000.

(4) Assumes a tax rate of 37.5% for 2000 and 37.3% for the nine months ended September 30, 2001 applied to the incremental pro forma income before taxes.

                          (KING PHARMACEUTICALS LOGO)

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The estimated expenses in connection with the offering are as follows:

Securities and Exchange Commission registration fee.........  $ 31,740
Accounting fees and expenses................................   100,000
Legal fees and expenses.....................................   100,000
Indenture Trustee's fees and expenses.......................    10,000
Printing costs..............................................    50,000
Miscellaneous...............................................    33,260
                                                              --------
          TOTAL.............................................  $325,000
                                                              ========

ITEM 14.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     Tennessee Code Annotated Sections 48-18-501 through 48-18-509 authorize a corporation to provide for the indemnification of officers, director, employees and agents in terms sufficiently broad to permit indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended. King has adopted the provisions of the Tennessee statute pursuant to Paragraph 9 of its Second Amended and Restated Charter, as amended. King also has a "Directors and Officers Liability Insurance Policy" which provides coverage sufficiently broad to permit indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended.

ITEM 16.  EXHIBITS.

  4.1(1)     --  Specimen Common Stock Certificate.
  4.2(1)     --  Form of Rights Agreement by and between King
                 Pharmaceuticals, Inc. and Union Planters National Bank.
 *4.3        --  Indenture dated as of November 1, 2001 by and between King
                 Pharmaceuticals, Inc. and the Bank of New York, as trustee.
 *4.4        --  Form of Debentures (included in Exhibit 4.3).
 *4.5        --  Registration Rights Agreement, dated November 1, 2001, by and between King Pharmaceuticals, Inc. and the initial
                 purchasers of the Debentures.
 *5          --  Opinion of Baker, Donelson, Bearman & Caldwell.
*12.1        --  Computation of Ratio of Earnings to Fixed Charges.
*23.1        --  Consent of PricewaterhouseCoopers LLP.
*23.2        --  Consent of Ernst & Young LLP.
*23.3        --  Consent of Arthur Andersen LLP.
*24.1        --  Powers of Attorney (contained in the signature page to this
                 Registration Statement.)
*25.1        --  Form T-1 Statement of Eligibility under the Trust Indenture
                 Act of 1939, as amended, of The Bank of New York as trustee under the Indenture.

-------------------------

  * Filed herewith.
(1) Incorporated by reference to King's Registration Statement on Form S-1 (registration No. 333-38753) filed October 24, 1997.

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

          (ii) To reflect in the prospectus any fact or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or Section 15(d) of the Securities Act of 1934 (the "Exchange Act") that are incorporated in this Registration Statement;

     (2) That, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to the be initial bona fide offering thereof.

     (3) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or
Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Bristol, State of Tennessee, on January 30, 2002.

                                          KING PHARMACEUTICALS, INC.

                                          By:   /s/ JEFFERSON J. GREGORY
                                            ------------------------------------
                                                    Jefferson J. Gregory
                                             Chief Executive Officer, President
                                                         and Director

                                          By:     /s/ JAMES R. LATTANZI
                                            ------------------------------------
                                                     James R. Lattanzi
                                                  Chief Financial Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints John M. Gregory or Jefferson J. Gregory, or either of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, or substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                   TITLE                   DATE
                      ---------                                   -----                   ----
                 /s/ JOHN M. GREGORY                   Chairman of the Board        January 30, 2002
-----------------------------------------------------
                   John M. Gregory

                /s/ JOSEPH R. GREGORY                  Vice Chairman of the Board   January 30, 2002
-----------------------------------------------------    and Director
                  Joseph R. Gregory

              /s/ JEFFERSON J. GREGORY                 Chief Executive Officer,     January 30, 2002
-----------------------------------------------------    President and Director
                Jefferson J. Gregory

                /s/ ERNEST C. BOURNE                   President, International     January 30, 2002
-----------------------------------------------------    Division, and Director
                  Ernest C. Bourne

           /s/ EARNEST W. DEAVENPORT, JR.              Director                     January 30, 2002
-----------------------------------------------------
             Earnest W. Deavenport, Jr.

             /s/ FRANK W. DEFRIECE, JR.                Director                     January 30, 2002
-----------------------------------------------------
               Frank W. DeFriece, Jr.

                      SIGNATURE                                   TITLE                   DATE
                      ---------                                   -----                   ----

                /s/ GREGORY D. JORDAN                  Director                     January 30, 2002
-----------------------------------------------------
                  Gregory D. Jordan

                /s/ R. CHARLES MOYER                   Director                     January 30, 2002
-----------------------------------------------------
                  R. Charles Moyer

                /s/ D. GREGORY ROOKER                  Director                     January 30, 2002
-----------------------------------------------------
                  D. Gregory Rooker